Offer to Purchase for Cash

Up to 4,400,000 Shares of its Common Stock

At a Purchase Price of $42.00 Per Share

by

Blair Corporation

The tender offer, proration period and withdrawal rights will expire at 12:00 midnight,

Eastern Time, on August 16, 2005,

unless the tender offer is extended.

Blair Corporation, a Delaware corporation, is offering to purchase up to 4,400,000 shares of its common stock, without nominal or par value per share, at a price of $42.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal.

All shares properly tendered and not properly withdrawn will be purchased at the purchase price, upon the terms and subject to the conditions of the tender offer, including proration provisions. However, because of the proration and conditional tender provisions described in this Offer to Purchase, all of the shares tendered may not be purchased if more than the number of shares we seek are properly tendered. Shares not purchased in the tender offer will be returned to the tendering stockholders at our expense promptly after the expiration date of the tender offer. We reserve the right, in our sole discretion, to purchase more than 4,400,000 shares in the tender offer, subject to applicable legal requirements. See Section 1.

The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer is, however, subject to other conditions. See Section 7.

Our Board of Directors has approved the tender offer. However, neither we nor our Board of Directors nor the dealer manager makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. You should discuss whether to tender all or any portion of your shares with your broker or other financial and tax advisors. Blair’s directors have agreed not to tender any of their shares of Blair’s common stock in the tender offer and senior management has agreed to restrict the amount they tender in the tender offer to no more than 25% of their holdings of Blair’s common stock.

Our shares are listed and traded on The American Stock Exchange under the trading symbol “BL.” On May 25, 2005, the last full trading day before the public announcement of the tender offer, the last reported sale price of our shares on AMEX was $35.98 per share. You are urged to obtain current market quotations for our shares before deciding whether to tender your shares. See Section 8.

If you have any questions, need assistance or require additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery, you should contact Georgeson Shareholder Communications Inc., the information agent for the tender offer, or Stephens Inc., the dealer manager for the tender offer, at their respective addresses and telephone numbers set forth on the back cover page of this Offer to Purchase.

The dealer manager for the tender offer is:

July 20, 2005

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares in the tender offer. You should rely only on the information contained in this Offer to Purchase and the related Letter of Transmittal and any document to which we have referred you. We have not authorized any person to give any information or to make any representation in connection with the tender offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely on that recommendation, representation or information as having been authorized by the dealer manager or us.

We are not making this tender offer to, and will not accept any tendered shares from, stockholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make this offer to stockholders in any such jurisdiction.

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. It highlights material information in this document, but you should realize that it does not describe all of the details of the tender offer to the same extent described elsewhere in this Offer to Purchase. We urge you to read the entire Offer to Purchase and the related Letter of Transmittal because they contain the full details of the tender offer. We have included references to the sections of this Offer to Purchase where you will find a more complete discussion.

Who is offering to purchase my shares?

Blair Corporation is offering to purchase your shares of Blair common stock, without nominal or par value per share.

What will the purchase price for the shares be?

We are offering to purchase your shares of Blair common stock at a price of $42.00 per share. We will pay this purchase price in cash, without interest, for all the shares we purchase under the tender offer. See Section 1.

How many shares will Blair purchase?

We are offering to purchase up to 4,400,000 shares in the tender offer, or such lesser number of shares as are properly tendered. 4,400,000 shares represents approximately 53% of our outstanding common stock. We also expressly reserve the right to purchase more than 4,400,000 shares in the tender offer. In accordance with applicable legal requirements, we may purchase in the tender offer an additional number of shares not to exceed 2% of our currently outstanding shares of common stock (approximately 165,146 shares) without extending the period of time during which the tender offer is open. See Section 1 and Section 14. The tender offer is not conditioned on any minimum number of shares being tendered. See Section 7.

How will Blair pay for the shares?

We intend to utilize a combination of available cash as well as funds drawn down from our credit facility to purchase the shares and pay expenses. We will need a maximum of approximately $185 million to purchase 4,400,000 shares. The tender offer is not subject to the receipt of financing by us. See Section 7 and Section 9.

When does the tender offer expire; can the tender offer be extended?

You may tender your shares until the tender offer expires. The tender offer will expire on August 16, 2005 at 12:00 midnight, Eastern Time, unless we extend it. See Section 1. We may choose to extend the tender offer for any reason, subject to applicable law. See Section 14.

Can the tender offer be extended, amended or terminated and under what circumstances?

We can extend, amend or terminate the tender offer in our sole discretion, subject to applicable law. If we extend the tender offer, we will delay the acceptance of any shares that have been tendered. See Section 14 for a more detailed discussion of our ability to extend, amend or terminate the tender offer.

How will I be notified if Blair extends the tender offer?

We will issue a press release by 9:00 a.m., Eastern Time, on the first business day after the previously scheduled expiration date of the tender offer period if we decide to extend the tender offer. See Section 14. We cannot assure you that the tender offer will be extended or, if extended, for how long.

When will Blair announce the results of the tender offer?

We will issue a press release by 9:00 a.m., Eastern Time, on the first business day after the expiration date announcing the expiration of the tender offer and the preliminary results of the tender offer, including the approximate number of shares tendered. We anticipate issuing a press release announcing the final results of the tender offer, including the number of shares tendered and the proration factor, if any, within five to seven business days after the expiration date.

What is the purpose of the tender offer?

We believe that the tender offer is consistent with our goals of maximizing stockholder value and increasing our earnings per share. We believe that the repurchase of shares pursuant to the tender offer is currently a prudent use of our funds. We expect that the repurchase of shares in the tender offer will be accretive to earnings per share. We further believe that the tender offer allows us to return cash to stockholders who elect to tender their shares and provide stockholders (particularly those with large stockholdings) with an opportunity to obtain liquidity with respect to their shares, while at the same time increasing non-tendering stockholders’ proportionate interest in Blair and thus in Blair’s future earnings and assets at no additional cost. See Section 2.

Are there any conditions to the tender offer?

Yes. The tender offer is subject to conditions such as no court and governmental action prohibiting the tender offer, no commencement or escalation of a war or armed hostilities, no circumstances that would cause our common stock to be delisted from AMEX or cause us to no longer be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, no decrease of 15% or greater after July 19, 2005 in the market price of our common stock or the market prices of equity securities generally in the United States and no changes in general market conditions or our business that, in our reasonable judgment, are or may be materially adverse to us. See Section 7.

How do I tender my shares?

Unless the tender offer is extended, shares must be tendered prior to 12:00 midnight, Eastern Time, on August 16, 2005. Depending on whose name the shares are registered in and who holds the certificates, you must either:

•	deliver your share certificate(s) and a properly completed and duly executed Letter of Transmittal to the depositary at the address appearing on the back cover page of this Offer to Purchase;

•	request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you; or

•	assure that the depositary receives a confirmation of receipt of your shares by book-entry transfer and a properly completed and duly executed Letter of Transmittal or an Agents’ Message, in the case of a book-entry transfer.

In certain circumstances, you must comply with the guaranteed delivery procedure. Contact the information agent or the dealer manager for assistance. See Section 3 and the instructions to the Letter of Transmittal.

Once I have tendered shares in the tender offer, can I withdraw my tender?

Yes. You may withdraw any shares you have tendered at any time before 12:00 midnight, Eastern Time, on August 16, 2005, unless we extend the tender offer, in which case you can withdraw your shares until the expiration of the tender offer as extended. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares at any time after 12:00 midnight, Eastern Time, on Wednesday September 14, 2005. See Section 4.

How do I withdraw shares I previously tendered?

You must deliver on a timely basis a written or facsimile notice of your withdrawal to the depositary at the address appearing on the back cover page of this Offer to Purchase. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of the shares. Some additional requirements apply if the certificates for shares to be withdrawn have been delivered to the depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 4.

Has Blair or its Board of Directors adopted a position on the tender offer?

Our Board of Directors has approved the tender offer. However, neither we nor our Board of Directors nor the dealer manager makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. You should discuss whether to tender all or any portion of your shares with your broker or other financial and tax advisors. See Section 13.

Will any directors or executive officers of Blair tender shares in the tender offer?

Blair’s directors have agreed not to tender any of their shares of Blair’s common stock in the tender offer and senior management has agreed to restrict the amount they tender in the tender offer to no more than 25% of their holdings of Blair’s common stock. See Section 2 and Section 11.

When and how will Blair pay me for the shares I tender?

We will pay the purchase price, net in cash, without interest, for the shares we purchase promptly after the expiration of the tender offer and the acceptance of the shares for payment. We will pay for the shares accepted for purchase by depositing the aggregate purchase price with the depositary promptly after the expiration date of the tender offer. The depositary will transmit to you the payment for all your shares accepted for payment. See Section 5.

Will I have to pay brokerage commissions if I tender my shares?

If you are a registered stockholder and you tender your shares directly to the depositary, you will not incur any brokerage commissions. If you hold shares through a broker or bank, we urge you to consult your broker or bank to determine whether transaction costs are applicable. See Section 3.

What are the United States federal income tax consequences if I tender my shares?

Generally, you will be subject to United States federal income taxation when you receive cash from us in exchange for the shares you tender. The receipt of cash for your tendered shares will generally be treated for United States federal income tax purposes either as (1) a sale or exchange eligible for capital gains treatment or (2) a dividend subject to ordinary income tax rates. See Section 13.

Will I have to pay stock transfer tax if I tender my shares?

If you instruct the depositary in the Letter of Transmittal to make the payment for the shares to the registered holder, you will not incur any stock transfer tax. See Section 5.

Whom do I contact if I have questions about the tender offer?

The information agent and the dealer manager can help answer your questions. The information agent is Georgeson Shareholder Communications Inc. and the dealer manager is Stephens Inc. Their contact information is set forth on the back cover page of this Offer to Purchase.

IMPORTANT

If you wish to tender all or any part of your shares, you must do one of the following before our tender offer expires:

•	if you hold certificates in your own name, complete and sign a Letter of Transmittal according to its instructions, and deliver it, together with any required signature guarantees, the certificates for your shares and any other documents required by the Letter of Transmittal, to Computershare Trust Company of New York, the depositary for our tender offer;

•	if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact the nominee and have the nominee tender your shares for you; or

•	if you are an institution participating in The Depository Trust Company, which we call the “book-entry transfer facility” in this Offer to Purchase, tender your shares according to the procedure for book-entry transfer described in Section 3.

If you want to tender your shares but:

•	your certificates for the shares are not immediately available or cannot be delivered to the depositary by the expiration of our tender offer;

•	you cannot comply with the procedure for book-entry transfer by the expiration date of our tender offer; or

•	your other required documents cannot be delivered to the depositary by the expiration date of our tender offer;

you can still tender your shares if you comply with the guaranteed delivery procedure described in Section 3.

FORWARD-LOOKING STATEMENTS

This Offer to Purchase, including the Summary Term Sheet, and the documents incorporated by reference in this Offer to Purchase contain statements that are not historical facts and constitute projections, forecasts or forward-looking statements. These statements may be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “expect,” “intend,” “may,” “planned,” “potential,” “possible,” “should,” “will” and “would.” Such forward-looking statements are inherently subject to known and unknown risks and uncertainties. Our actual actions or results may differ materially from those expected or anticipated in the forward-looking statements. Some of the factors that might cause such a difference include, but are not limited to:

Blair’s revenue and profit results are sensitive to general economic conditions, consumer confidence and spending patterns.

Blair’s growth, sales and profitability may be adversely affected by negative local, regional, national or international political or economic trends or developments that shake consumer confidence, including the effects of national and international security concerns such as war, terrorism or the threat thereof. Purchases of women’s and men’s apparel, and home furnishings often decline during periods when economic or market conditions are unsettled or weak. In such circumstances, Blair may increase the number of promotional sales, which would further adversely affect its profitability.

Blair’s net sales, operating income and inventory levels fluctuate on a seasonal basis.

Blair experiences seasonal fluctuations in its net sales and operating income. Seasonal fluctuations also affect Blair’s inventory levels, since it usually orders merchandise in advance of peak selling periods and sometimes before new fashion trends are confirmed by customer purchases. Blair must carry a significant amount of inventory.

If Blair is not successful in selling inventory it may have to sell the inventory at significantly reduced prices or it may not be able to sell the inventory at all.

Blair may be unable to compete favorably in its highly competitive segment of the retail industry.

The sale of womenswear, menswear and home furnishings is highly competitive. Increased competition could result in price reductions, increased marketing expenditures and loss of market share, any of which could have a material adverse effect on Blair’s financial condition and results of operations.

Blair competes for sales with a broad range of other retailers, including individual and chain fashion specialty stores and department stores. In addition to the traditional store-based retailers, Blair also competes with other direct marketers that sell similar lines of merchandise, who target customers through catalogues and e-commerce. Blair’s direct response business competes with numerous national and regional catalogue and e-commerce merchandisers. Brand image, marketing, fashion design, price, service, quality, image presentation and fulfillment are all competitive factors in catalogue and e-commerce sales. Some of Blair’s competitors may have greater financial, marketing and other resources available to them.

Blair may not be able to keep up with fashion trends and may not be able to launch new product lines successfully.

Blair’s success depends in part on management’s ability to effectively anticipate and respond to changing fashion tastes and consumer demands and to translate market trends into appropriate, saleable product offerings far in advance. Customer tastes and fashion trends change rapidly. If Blair is unable to successfully anticipate, identify or react to changing styles or trends and misjudges the market for its products or any new product lines, Blair’s sales will be lower and it may be faced with a significant amount of unsold finished goods inventory. In response, Blair may be forced to increase its marketing promotions or price markdowns, which could have a material adverse effect on its business. Blair’s brand image may also suffer if customers believe merchandise misjudgments indicate that Blair is no longer able to offer the latest fashions.

Blair’s manufacturers may be unable to manufacture and deliver products in a timely manner or meet quality standards.

Blair purchases apparel and home furnishings through contract manufacturers and importers and directly from third-party manufacturers. Similar to most other retailers, Blair has narrow sales windows for much of its inventory. Factors outside Blair’s control, such as manufacturing or shipping delays or quality problems, could disrupt merchandise deliveries and result in lost sales, cancellation charges or excessive markdowns.

Blair relies on foreign sources of production.

Blair purchases apparel merchandise directly in foreign markets and in the domestic market, some of which is manufactured overseas. Blair does not have any long-term merchandise supply contracts and many of its imports are subject to a variety of customs regulations and international trade arrangements, including existing or potential duties, tariffs or quotas. Blair competes with other companies for production facilities and import quota capacity.

Blair also faces a variety of other risks generally associated with doing business in foreign markets and importing merchandise from abroad, such as:

•	political instability;

•	imposition of new legislation or rules relating to imports that may limit the quantity of goods which may be imported into the United States from countries in a particular region;

•	imposition of duties, taxes, and other charges on imports;

•	currency and exchange risks;

•	local business practice and political issues, including issues relating to compliance with domestic or international labor standards which may result in adverse publicity;

•	potential delays or disruptions in shipping and related pricing impacts; and

•	disruption of imports by labor disputes.

New initiatives may be proposed that may have an impact on the trading status of certain countries and may include retaliatory duties or other trade sanctions that, if enacted, would increase the cost of products purchased from suppliers in such countries.

In addition, significant health hazards or environmental or natural disasters may occur in Asia and elsewhere, which could have a negative effect on the economies, financial markets and business activity in Asia, and elsewhere. Blair’s purchases of merchandise from Asian manufacturing operations may be affected by this risk.

The future performance of Blair will depend upon these and the other factors listed above which are beyond its control. These factors may have a material adverse effect on the business of Blair.

Increases in costs of mailing, paper and printing may affect Blair’s business.

Postal rate increases and paper and printing costs will affect the cost of Blair’s order fulfillment and catalogue and promotional mailings. Blair relies on discounts from the basic postal rate structure, such as discounts for bulk mailings and sorting by zip code and carrier routes. Future paper and postal rate increases could adversely impact Blair’s earnings if it was unable to pass such increases directly onto its customers or offset such increases by raising prices or by implementing more efficient printing, mailing, delivery and order fulfillment systems.

Blair’s stock price may be volatile.

Blair’s stock price may fluctuate substantially as a result of quarter-to-quarter variations in the actual or anticipated financial results of Blair or other companies in the retail industry or markets served by Blair. In addition, the stock market has experienced price and volume fluctuations that have affected the market price of many retail and other stocks and that have often been unrelated or disproportionate to the operating performance of these companies.

Blair may be unable to service its debt.

Blair may be unable to service its debt drawn under its credit facilities and/or any other debt it incurs. Additionally, the agreements related to such debt require Blair to maintain certain financial ratios which limit the total amount Blair may borrow, and restrict certain types of transactions pertaining to property or assets.

Blair may be unable to close the sale of its receivables portfolio to a wholly owned subsidiary of Alliance Data Systems.

Blair may be unable to consummate the sale of its receivables portfolio to World Financial Capital Bank, a wholly owned subsidiary of Alliance Data Systems. The Purchase, Sale and Servicing Transfer Agreement that Blair and World Financial Capital Bank executed on April 26, 2005 contains various covenants and conditions that Blair must comply with and/or satisfy prior to the close of the sale of the receivables portfolio. If Blair is unable to comply with the covenants and/or satisfy the conditions set forth in the Agreement the transaction will not close, Blair will retain its receivables portfolio and will have to transition management of the portfolio back to Blair at a considerable cost to Blair.

Blair’s sales, revenue and operating income may be adversely impacted if World Financial Capital Bank raises the credit rating standards required to purchase merchandise from Blair on credit.

Historically, Blair has managed its own credit portfolio and set the minimum credit scores a consumer must have to be entitled to purchase Blair merchandise on credit. Blair has agreed to sell its receivables portfolio to World Financial Capital Bank and after the close of the sale, World Financial Capital Bank will have a discretion over the minimum credit score necessary to be eligible to purchase Blair merchandise on credit. If World Financial Capital Bank decides to raise the applicable credit rating standards certain consumers will no longer qualify to purchase Blair merchandise on credit, which could lower sales thereby lowering revenue and operating income.

Some additional risk factors include:

•	Our failure to meet our clients’ expectations could result in losses or negative publicity and could subject us to liability for the services we provide;

•	An economic recession or downturn in the United States or abroad may result in a reduction in our revenues and operating results;

•	Fluctuations in our quarterly revenues and operating results may lead to reduced prices for our common stock;

•	Failure to manage our growth may impact our operating results;

•	We must maintain our reputation and expand our name recognition to remain competitive;

•	We depend on our key personnel, and the loss of their services may adversely affect our business;

•	Our business will be negatively affected if we do not keep up with rapid technological changes, evolving industry standards and changing client requirements;

•	Our industry is highly competitive; if we cannot effectively compete, our revenue may decline;

•	Acts of war or terrorism, or related effects such as disruptions in air transportation, enhanced security measures and political instability in certain foreign countries, may contribute to the current economic downturn and adversely affect our business, operating results and financial condition;

•	Increased government regulation of various direct marketing channels could adversely affect our business;

•	Changes in consumer spending patterns;

•	Consumer preferences and overall economic conditions;

•	The potential impact of national and international security concerns on the retail environment, including any possible military action, terrorist attacks or other hostilities;

•	Our ability to service the debt we expect to incur in connection with this tender offer, any debt we draw down under our credit facilities and any other debt we incur, and the restrictions the agreements related to such debt impose upon us;

•	Our ability to implement our strategic and operational initiatives;

•	The impact of competition and pricing;

•	Political instability;

•	Risks related to consumer acceptance of our products and our ability to develop new merchandise;

•	The ability to retain, hire and train key personnel;

•	Risks associated with the possible inability of our manufacturers to deliver products in a timely manner;

•	Risks associated with relying on foreign sources of production;

•	We may become subject to claims regarding foreign laws and regulations that could subject us to increased expenses; and

•	Provisions of Delaware law and of our charter and by-laws may make a takeover of Blair more difficult.

Except as required by law, we undertake no obligation to make any revisions to the forward-looking statements contained in this Offer to Purchase or to update them to reflect events or circumstances occurring after the date of this Offer to Purchase. Notwithstanding any statement in this Offer to Purchase or in any document incorporated by reference in this Offer to Purchase, the safe harbor protections of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a tender offer.

INTRODUCTION

To the Holders of our Common Stock:

We invite our stockholders to tender shares of our common stock, without nominal or par value per share, for purchase by Blair Corporation. We are offering to purchase up to 4,400,000 shares at a price of $42.00 per share, net to the seller in cash, without interest.

Our offer is being made upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. We refer to this Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented from time to time, as the “tender offer.”

Only shares properly tendered and not properly withdrawn will be purchased. However, because of the proration and conditional tender provisions described in this Offer to Purchase, all of the shares tendered will not be purchased if more than the number of shares we seek are properly tendered and not properly withdrawn. We will return shares tendered and that we do not purchase because of proration or conditional tenders promptly following the expiration date of the tender offer. See Section 3.

We reserve the right, in our sole discretion, to purchase more than 4,400,000 shares in the tender offer, subject to certain limitations and legal requirements. See Sections 1 and 14.

The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer is, however, subject to other conditions. See Section 7.

Our Board of Directors has approved the tender offer. However, neither we nor our Board of Directors nor the dealer manager makes any recommendation to you as to whether you should tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. Our directors have agreed not to tender any of their shares of Blair’s common stock in the tender offer and senior management has agreed to restrict the amount they tender to no more than 25% of their holdings of Blair’s common stock.

If at the expiration of the tender offer more than 4,400,000 shares (or such greater number of shares as we may elect to purchase) are properly tendered and not properly withdrawn, we will buy shares on a pro rata basis from all stockholders who properly tender their shares, other than stockholders who tender conditionally and whose specific conditions are not satisfied. Those stockholders who conditionally tender all shares held by them and whose specific conditions were not initially satisfied may be eligible to have their shares purchased by random lot. See Sections 1 and 6 for additional information concerning proration procedures and conditional tenders.

The purchase price will be paid net to the tendering stockholder in cash, without interest, for all the shares we purchase. Tendering stockholders who hold shares registered in their own name and who tender their shares directly to the depositary will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on our purchase of shares in the tender offer. Stockholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs may apply if stockholders tender shares through the brokers or banks and not directly to the depositary. Also, any tendering stockholder or other payee who fails to complete, sign and return to the depositary the Substitute Form W-9 that is included as part of the Letter of Transmittal or Form W-8BEN obtained from the depositary may be subject to required United States federal income tax backup withholding equal to 28% of the gross proceeds payable to the tendering stockholder or other payee pursuant to the offer. See Section 3.

As of June 30, 2005, we had 8,257,313 issued and outstanding shares of Blair Corporation common stock, without nominal or par value, and 209,907 shares reserved for issuance upon exercise of outstanding stock options under our stock option plans. The 4,400,000 shares that we are offering to purchase pursuant to the tender offer represent approximately 53% of our shares outstanding on June 30, 2005. Our shares are listed and traded on AMEX under the symbol “BL.” On May 25, 2005, the last full trading day before the announcement of the tender offer, the last reported sale price of our shares on AMEX was $35.98 per share. Stockholders are urged to obtain current market quotations for our shares before deciding whether to tender shares. See Section 8.

THE TENDER OFFER

1.    Number of Shares; Proration.

General. Upon the terms and subject to the conditions of the tender offer, we will purchase 4,400,000 shares of Blair Corporation common stock, without nominal or par value, or such lesser number of shares as are properly tendered and not properly withdrawn in accordance with Section 4 before the scheduled expiration date of the tender offer, at a price of $42.00 per share, net to the seller in cash, without interest.

The term “expiration date” means 12:00 midnight, Eastern Time, on August 16, 2005. We may, in our sole discretion, extend the period of time during which the tender offer will remain open, in which event the term “expiration date” shall refer to the latest time and date at which the tender offer, as so extended by us, shall expire. See Section 14 for a description of our right to extend, delay, terminate or amend the tender offer.

Promptly following the expiration date, we will purchase, at the purchase price of $42.00 per share, shares properly tendered and not properly withdrawn, upon the terms and subject to the conditions of the tender offer, including the proration and conditional tender provisions. All shares tendered and not purchased under the tender offer, including shares not purchased because of proration and conditional tender provisions, will be returned to the tendering stockholders at our expense promptly following the expiration date.

If the number of shares properly tendered and not properly withdrawn prior to the expiration date is less than or equal to 4,400,000 shares, or such greater number of shares as we may elect to purchase, subject to applicable legal requirements, we will, upon the terms and subject to the conditions of the tender offer, purchase all shares so tendered.

We reserve the right, in our sole discretion, to purchase more than 4,400,000 shares in the tender offer. In accordance with applicable regulations of the Securities and Exchange Commission, we may purchase in the tender offer an additional number of shares not to exceed 2% of our currently outstanding shares of common stock (approximately 165,146 shares) without extending the period of time during which the tender offer is open. See Section 14.

In the event of an oversubscription of the tender offer, shares will be subject to proration as described below under “—Proration.” The proration period also expires on the expiration date.

If we:

•	increase or decrease the price that may be paid for shares,

•	increase the number of shares that we may purchase in the tender offer by more than 2% of our currently outstanding shares, or

•	decrease the number of shares that we may purchase in the tender offer,

then the tender offer must remain open for at least ten business days following the date that notice of the increase or decrease is first published, sent or given in the manner specified in Section 14. If we make any other changes that require such a minimum offer period, we will comply with the requirements of applicable law. For purposes of the tender offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer is, however, subject to other conditions. See Section 7.

Proration. Upon the terms and subject to the conditions of the tender offer, if more than 4,400,000 shares, or such greater number of shares as we may elect to purchase, subject to applicable law, have been properly tendered and not properly withdrawn before the expiration date, we will purchase such properly tendered and not properly withdrawn shares on a pro rata basis, subject to the conditional tender provisions described in Section 6. If proration of tendered shares is required, we will determine the proration factor promptly following the expiration date. Proration for each stockholder tendering shares shall be based on the ratio of the number of shares properly tendered and not properly withdrawn by such stockholder to the total number of shares properly tendered and not properly withdrawn by all stockholders. Because of the difficulty in determining the number of shares properly tendered, including shares tendered by guaranteed delivery procedures, as described in Section 3, and not properly withdrawn, and because of the conditional tender procedure described in Section 6, we do not expect that we will be able to announce the final proration factor or commence payment for any shares purchased under the tender offer until five to seven business days after the expiration date. The preliminary results of any proration will be announced by press release promptly after the expiration date. Stockholders may obtain preliminary proration information from the information agent or the dealer manager and may be able to obtain such information from their brokers.

As described in Section 13, the number of shares that we will purchase from a stockholder under the tender offer may affect the United States federal income tax consequences to that stockholder and, therefore, may be relevant to a stockholder’s decision whether or not to tender all or any portion of its shares.

This Offer to Purchase and the related Letter of Transmittal will be mailed to holders of our common stock and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

2.    Purpose of the Tender Offer; Certain Effects of the Tender Offer.

Purpose of the Tender Offer. On April 26, 2005 Blair announced the sale of its consumer receivable portfolio to a wholly owned subsidiary of Alliance Data Systems. Prior to the announcement of this tender offer, our Board of Directors considered alternatives for the use of the proceeds of the sale of our consumer receivable portfolio to the Alliance Data Systems subsidiary and our cash on hand. After such deliberations, our Board of Directors determined that the repurchase of our own shares at this time is a prudent use of some of our excess cash and is consistent with our goals of maximizing stockholder value and increasing our earnings per share. In particular, we believe that the tender offer represents an efficient means of achieving our goals and may provide several benefits to Blair and our stockholders, including:

•	The offer provides an opportunity to return a portion of our cash to stockholders who elect to tender their shares. In addition, where shares are tendered by the registered owner of the stock directly to the depositary, the sale of these shares in the tender offer will permit the stockholders to avoid the usual costs associated with open market sales.

•	The tender offer provides stockholders (particularly those with large stockholdings) with an opportunity to obtain liquidity with respect to their shares, pursuant to the tender offer for cash, without potential disruption to the share price and the usual transaction costs associated with open market sales.

•	Stockholders who decide not to participate in the tender offer will realize a proportionate increase in their relative ownership interest in Blair and thus increase their interest in our future earnings and assets, if any, subject to our right to issue additional shares in the future.

•	Given the number of shares that are anticipated to be repurchased in the tender offer, the Board of Directors has indicated their intention to increase the per share amount of its quarterly regular dividend to $0.30 per share subsequent to the successful completion of the tender offer and the close of the sale of Blair’s receivables portfolio to a wholly owned subsidiary of Alliance Data Systems, which is currently scheduled for the fourth quarter of 2005. Stockholders who decide not to participate in the tender offer will likely realize a larger per share dividend return in future fiscal quarters.

•	The repurchase of shares in the tender offer may be accretive to earnings per share for stockholders who do not sell their shares in the tender offer.

After the tender offer is completed, we believe that our anticipated cash flow from operations combined with our current cash and cash equivalents and funds available under our credit facility, will be adequate for our anticipated needs. However, our actual experience may differ significantly from our expectations and there can be no assurance that our action in utilizing a significant portion of our available cash in this manner will not adversely affect our ability to operate profitably or absorb possible losses in future periods. Future events may adversely or materially affect our business, expenses or prospects and could affect our available cash and our access to, and the cost of, external financial resources.

Potential Risks and Disadvantages of the Tender Offer. The tender offer also presents some potential risks and disadvantages to Blair and our continuing stockholders, including:

•	Our continuing stockholders will bear a higher proportionate share of risk.

•	In the event that we complete the tender offer, our cash balances and in turn, the interest income we receive on our cash balances, will be significantly reduced. We anticipate using at least $40 million of our current cash balance to pay a portion of the aggregate purchase price for the tendered shares, assuming we purchase 4,400,000 shares of our common stock in the offer at a price of $42.00 per share, and after paying estimated fees and expenses related to the tender offer. The reduction in our cash balances could adversely affect our ability to operate profitably or absorb possible losses in future periods.

•	In order to finance a portion of the tender offer the Company is taking on debt. On a going forward basis servicing the debt will increase interest expense. This increase in interest expense will be even greater if the sale of the consumer credit portfolio does not close. Increased interest expense will have a negative effect on the Company’s cash flow.

•	The tender offer could potentially reduce our “public float” (the number of shares owned by non-affiliate stockholders and available for trading in the securities markets). This reduction in our public float may result in lower stock prices and/or reduced liquidity in the trading market for our common stock following completion of the tender offer.

On May 24 and 25, 2005, we entered into separate “standstill” agreements with Loeb Partners Corporation and each of its affiliates, and Santa Monica Opportunity Fund L.P. and each of its affiliates and principals, pursuant to which, among other things, said stockholders agreed to tender all of their Blair common stock in the tender offer. In particular, as of May 3, 2005 Santa Monica held 808,500 issued and outstanding shares, which as of June 30, 2005 represented approximately 9.79% of our issued and outstanding shares and fully vested and exercisable stock options. As of May 10, 2005 Loeb held 551,327 issued and outstanding shares, which as of June 30, 2005 represented approximately 6.68% of our issued and outstanding shares and fully vested and exercisable stock options.

The tender offer may increase the proportional holdings of certain other significant stockholders depending on the extent they elect to participate in the tender offer. The tender offer will increase the proportional holdings of our directors as a result of their agreement not to participate in the tender offer and it will increase the proportional holdings of our senior management as they have agreed to restrict the amount they tender in the tender offer to no more than 25% of their holdings of Blair’s common stock. Except as otherwise disclosed in this Offer to Purchase, we have not been informed by any other stockholders of their intent with respect to tendering the shares held by them in the tender offer. See Section 11 for a more detailed discussion of beneficial ownership of our common stock by our major stockholders, directors and executive officers on a pre and post tender offer basis.

Our Board of Directors has approved the tender offer. However, neither we nor our Board of Directors nor the dealer manager makes any recommendation to stockholders as to whether they should tender or refrain from tendering their shares. We have not authorized any person to make any such recommendation. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender. Stockholders should carefully evaluate all information in this Offer to

Purchase and the related Letter of Transmittal and any document to which we have referred them. Stockholders should also consult their broker or other financial and tax advisors before making a decision as to whether they should tender or refrain from tendering all or any portion of their shares. Our directors have agreed not to tender any of their shares in the tender offer and our senior management has agreed to restrict the amount they tender in the tender offer to no more than 25% of their holdings.

Certain Effects of the Tender Offer. After completion of the tender offer, stockholders may be able to sell non-tendered shares on AMEX or otherwise at a net price higher or lower than the purchase price in the tender offer. We can give you no assurance, however, as to the price at which a stockholder may be able to sell his or her shares in the future.

Shares that we acquire pursuant to the tender offer will return to the status of authorized but unissued stock (denoted as treasury stock in our financial statements), and will be available for us to issue in the future without further stockholder action (except as required by applicable law or the rules of AMEX or any other securities exchange on which the shares are listed) for all purposes, including, without limitation, the acquisition of other businesses, the raising of additional capital and the satisfaction of obligations under existing or future employee benefit compensation programs or stock plans.

Our shares are registered under the Securities Exchange Act of 1934, which requires, among other things, that we furnish information to our stockholders and to the Securities and Exchange Commission and comply with the SEC’s proxy rules in connection with meetings of our stockholders. Our completion of the tender offer will not result in the shares ceasing to be registered under the Securities Exchange Act of 1934.

Our purchase of shares in the offer will reduce the number of shares that might otherwise trade publicly. This may reduce the volume of trading in our shares and make it more difficult to buy or sell significant amounts of our shares without materially affecting the market price. Nonetheless, we anticipate that there will be a sufficient number of shares outstanding and publicly traded following consummation of the offer to ensure a continued trading market for the shares. Based upon published guidelines of AMEX, we do not believe that our completion of the tender offer will cause our remaining shares to be delisted from AMEX.

Our shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using the shares as collateral. We believe that, following the purchase of shares pursuant to the offer, the shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin regulations.

Sale of a material amount of assets of Blair. On April 26, 2005, Blair, Blair Factoring Company, Blair Credit Services Corporation, and JLB Service Bank, each a wholly-owned subsidiary of Blair, entered into a Purchase, Sale and Servicing Transfer Agreement with World Financial Capital Bank, a wholly-owned subsidiary of Alliance Data Systems. Pursuant to the Purchase Agreement, Blair’s credit portfolio will be sold to World Financial Capital Bank at par plus a premium. Additionally, on April 26, 2005, Blair and World Financial Capital Bank entered into an agreement to form a long-term marketing and servicing alliance under a Private Label Credit Program Agreement having an initial term of ten (10) years. The transaction has been approved by both companies and is expected to close by the end of the fourth quarter of fiscal 2005, subject to regulatory review and approval and customary closing conditions.

Material change in the present dividend rate of Blair. On July 19, 2005, the Board of Directors of Blair declared its regular quarterly dividend of $0.15 per share, payable on September 15, 2005 to stockholders of record on August 19, 2005. Therefore, assuming the tender offer expires as contemplated on August 16, 2005, tendering stockholders will not be eligible for payment of the dividend on shares tendered and accepted for purchase by Blair. In addition, the Board of Directors announced its intention to increase the per share amount of quarterly regular dividends to $0.30 per share subsequent to the successful completion of the tender offer and the close of the sale of Blair’s receivables portfolio to a wholly owned subsidiary of Alliance Data Systems, which is currently scheduled for the fourth quarter of 2005. Therefore, stockholders who decide not to participate in the tender offer will likely receive a larger per share dividend in the future. However, future determinations as to the payment of dividends will depend upon our capital requirements, limitations imposed by our credit agreements, if any, the availability of funds to make such payments and such other factors as our Board of Directors may consider.

The acquisition and disposition of securities of Blair by certain significant stockholders. On May 24 and 25, 2005, Blair entered into separate “standstill” agreements with Loeb and Santa Monica pursuant to which said stockholders agreed to tender all of their Blair common stock in the tender offer. In addition, Loeb and Santa Monica have agreed not to acquire any additional shares of Blair common stock or seek to acquire Blair, each for a period of five years.

Except as disclosed in this Offer to Purchase, we currently have no plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries (other than as contemplated by the sale of our receivables portfolio to a wholly owned subsidiary of Alliance Data Systems);

•	any material change in our indebtedness or capitalization;

•	any material change in our present Board of Directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors (although we may fill vacancies arising on the Board of Directors) or to change any material term of the employment contract of any executive officer;

•	any other material change in our corporate structure or business;

•	any class of our equity securities ceasing to be authorized to be quoted on AMEX;

•	any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934;

•	the suspension of our obligation to file reports under Section 13 of the Securities Exchange Act of 1934;

•	the acquisition by any person of our securities; or

•	any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of us.

We do not currently have any plans, other than as described in this document, which relate to or would result in any of the events described above. Notwithstanding the foregoing, we consider from time to time and may in the future evaluate opportunities for increasing stockholder value, and we may undertake or plan actions that relate to or could result in one or more of these events.

Additional Purchases of our Common Stock. In the future, we may purchase additional shares of our common stock in the open market, in private transactions, through tender offers or otherwise, subject to the approval of our Board of Directors. Future purchases may be on the same terms as this tender offer or on terms that are more or less favorable to stockholders than the terms of this tender offer. We currently intend to continue as a publicly traded company, and, therefore, we do not plan to effect any stock repurchases that would cause our common stock to be ineligible to be listed on AMEX.

Notwithstanding the foregoing, Rule 13e-4 under the Securities Exchange Act of 1934 prohibits us and our affiliates from purchasing any shares, other than pursuant to the tender offer, until at least ten business days after the expiration date, except pursuant to certain limited exceptions provided in Rule 14e-5 under the Securities Exchange Act of 1934.

3.    Procedures for Tendering Shares.

Proper Tender of Shares. For shares to be tendered properly pursuant to the tender offer:

(1)	the certificates for the shares (or confirmation of receipt of the shares under the procedure for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), including any required signature guarantees, or an “agent’s message” (as defined below), and any other documents required by the Letter of Transmittal, must be received before 12:00 midnight, Eastern Time, on the expiration date by the depositary at its address set forth on the back cover page of this Offer to Purchase; or

(2)	the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

Participants in the Blair Dividend Reinvestment and Stock Purchase Plan who wish to tender such shares shall follow the appropriate instructions titled “Tender of Dividend Reinvestment and Stock Purchase Plan Shares” in the Letter of Transmittal.

Holders of vested options to purchase shares with an exercise price of less than $42.00 per share who wish to conditionally exercise their options and tender any of their Option Shares, must follow the separate instructions described below under “Special Procedures for Holders of Option Shares.” Optionees holding vested options to purchase shares (without regard to exercise price) may also exercise their options and tender the shares received upon exercise in accordance with the instructions and procedures described in Section 3 with respect to shares generally. Except for the conditional exercise of an option in accordance with the Notice of Instructions (Options), the exercise of an option cannot be revoked even if the shares received upon the exercise and tendered in the offer are not purchased for any reason.

Stockholders who hold shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender shares through the brokers or banks and not directly to the depositary.

Signature Guarantees and Method of Delivery. No signature guarantee is required if:

(1)	the Letter of Transmittal is signed by the registered holder of the shares (which term, for purposes of this Section 3, includes any participant in The Depository Trust Company, referred to as the “book-entry transfer facility,” whose name appears on a security position listing as the owner of the shares) tendered and the holder has not completed either the box captioned “Special Delivery Instructions” or the box captioned “Special Payment Instructions” on the Letter of Transmittal; or

(2)	shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity that is an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934. See Instruction 1 of the Letter of Transmittal.

If a certificate for shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or shares not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an eligible guarantor institution.

In all cases, payment for shares tendered and accepted for payment pursuant to the tender offer will be made only after timely receipt by the depositary of certificates for the shares or a timely confirmation of the book-entry transfer of such shares into the depositary’s account at the book-entry transfer facility as described above, a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof, or an agent’s message in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal. The method of delivery of all documents, including certificates for shares, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering stockholder. If delivery is by mail, we recommend that stockholders use registered mail with return receipt requested properly insured. In all cases, sufficient time should be allowed to ensure timely delivery.

All deliveries made in connection with the tender offer, including a Letter of Transmittal and certificates for shares, must be made to the depositary and not to us, the dealer manager, the information agent or the book-entry transfer facility. Any documents delivered to us, the dealer manager, the information agent or the book-entry transfer facility will not be forwarded to the depositary and, therefore, will not be deemed to be properly tendered.

Book-Entry Delivery. The depositary will establish an account with respect to the shares for purposes of the tender offer at the book-entry transfer facility within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the shares by causing the book-entry transfer facility to transfer shares into the depositary’s account in accordance with the book-entry transfer facility’s procedures for transfer. Although delivery of shares may be effected through a book-entry transfer into the depositary’s account at the book-entry transfer facility, either (1) a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof, with any required signature guarantees, or an agent’s message in the case of a book-entry transfer, and any other required documents must, in any case, be transmitted to and received by the depositary at its address set forth on the back cover page of this Offer to Purchase before the expiration date or (2) the guaranteed delivery procedure described below must be followed. Delivery of the Letter of Transmittal and any other required documents to the book-entry transfer facility does not constitute delivery to the depositary.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the depositary, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Blair may enforce such agreement against the participant.

Federal Backup Withholding Tax. Under the United States federal backup withholding tax rules, a portion of the gross proceeds (currently 28%) payable to a stockholder or other payee under the tender offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides such person’s taxpayer identification number (employer identification number or social security number) to the depositary and certifies under penalties of perjury that such number is correct or otherwise establishes an exemption. In addition, if the depositary is not provided with the correct taxpayer identification number or another adequate basis for exemption, the holder may be subject to certain penalties imposed by the Internal Revenue Service. Therefore, each tendering stockholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal in order to provide the information and certification necessary to avoid backup withholding, unless such stockholder otherwise establishes to the satisfaction of the depositary that the stockholder is not subject to backup withholding. Specified stockholders (including, among others, all corporations and certain foreign stockholders (in addition to foreign corporations)) are not subject to these backup withholding and reporting requirements rules. In order for a foreign stockholder to qualify as an exempt recipient, that stockholder must generally submit an IRS Form W-8BEN or other applicable form, signed under penalties of perjury, attesting to that stockholder’s exempt status. The applicable form can be obtained from the information agent. See Instructions 12 and 13 of the related Letter of Transmittal.

To prevent federal backup withholding tax on the gross payments made to stockholders for shares purchased under the tender offer, each stockholder who does not otherwise establish an exemption from such withholding must provide the depositary with the stockholder’s correct taxpayer identification number and provide other information by completing the Substitute Form W-9 included with the Letter of Transmittal.

For a discussion of United States federal income tax consequences to tendering stockholders that are U.S. holders (as defined in Section 13), see Section 13.

Federal Income Tax Withholding on Payments to Foreign Stockholders. Even if a foreign stockholder has provided the required certification as described above to avoid backup withholding, the depositary will withhold United States federal income taxes at a rate of 30% of the gross payment payable to a foreign stockholder or his, her or its agent unless the depositary determines that an exemption from, or a reduced rate of, withholding tax is available under a tax treaty or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the conduct of a trade or business of the foreign stockholder within the United States. For this purpose, a foreign stockholder is any stockholder that is not a U.S. holder (as defined in Section 13). In order to obtain a reduced rate of withholding under a tax treaty, a foreign stockholder must deliver to the depositary before the payment a properly completed and executed IRS Form W-8BEN. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid under the tender offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the depositary a properly completed and executed IRS Form W-8ECI. A foreign stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if they or it satisfies one of the “Section 302 tests” for capital gain treatment described in Section 13 or is otherwise able to establish that no withholding or a reduced amount of withholding is due. Federal backup withholding tax generally will not apply to amounts subject to the 30% or a treaty-reduced rate of federal income tax withholding.

Foreign stockholders are urged to consult their tax advisors regarding the application of United States federal income tax withholding, including eligibility for a reduction of, or an exemption from, withholding tax, and the refund procedure. See Instruction 13 of the related Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender shares pursuant to the tender offer and the stockholder’s share certificates are not immediately available or cannot be delivered to the depositary before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the depositary before the expiration date, the shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

(1)	the tender is made by or through an eligible guarantor institution;

(2)	the depositary receives by hand, mail, overnight courier or facsimile transmission, before the expiration date, a properly completed and duly executed notice of guaranteed delivery in the form we have provided with this Offer to Purchase, including (where required) a guarantee by an eligible guarantor institution in the form set forth in the notice of guaranteed delivery; and

(3)	the certificates for all tendered shares, in proper form for transfer, or confirmation of book-entry transfer of such shares into the depositary’s account at the book-entry transfer facility, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, including any required signature guarantees, or an agent’s message in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, are received by the depositary within three AMEX trading days after the date of receipt by the depositary of the notice of guaranteed delivery.

Return of Unpurchased Shares. If any tendered shares are not purchased under the tender offer or are properly withdrawn before the expiration date, or if less than all shares evidenced by a stockholder’s certificates are tendered, certificates for unpurchased shares will be returned promptly after the expiration or termination of the tender offer or the proper withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer at the book-entry transfer facility, the shares will be credited to the appropriate account maintained by the tendering stockholder at the book-entry transfer facility, in each case without expense to the stockholder.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of shares to be accepted, the purchase price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by Blair, in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares that we determine are not in proper form or the acceptance for payment of, or payment for which, Blair determines may be unlawful. We also reserve the absolute right to waive any of the conditions of the tender offer or any defect or irregularity in any tender with respect to any particular shares or any particular stockholder, and our interpretation of the terms of the tender offer will be final and binding on all parties. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by us. We will not, and none of the depositary, the information agent, the dealer manager or any other person will be under any duty to give notice of any defects or irregularities in any tender or incur any liability for failure to give any such notice.

Tendering Stockholder’s Representation and Warranty; Acceptance by Blair Constitutes an Agreement. A tender of shares under any of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the tender offer, as well as the tendering stockholder’s representation and warranty to us that:

•	the stockholder has a “net long position,” within the meaning of Rule 14e-4 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, in the shares or equivalent securities at least equal to the shares being tendered; and

•	the tender of shares complies with Rule 14e-4.

It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person’s own account unless, at the time of tender and at the end of the proration period or period during which shares are accepted by random lot (including any extensions thereof), the person so tendering (1) has a net long position equal to or greater than the amount of (a) shares tendered or (b) other securities convertible into, or exchangeable or exercisable for, the shares tendered will acquire the shares for tender by conversion, exchange or exercise and (2) will deliver or cause to be delivered the shares in accordance with the terms of the tender offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Our acceptance for payment of shares tendered pursuant to the tender offer will constitute a binding agreement between the tendering stockholder and us upon the terms and conditions of the tender offer.

Lost or Destroyed Certificates. Stockholders whose certificates for part or all of their shares have been lost, stolen, misplaced or destroyed may contact National City Bank, the transfer agent for our common stock, at 1-800-622-6757, for instructions as to obtaining a replacement certificate. That replacement certificate will then be required to be submitted together with the Letter of Transmittal in order to receive payment for shares that are tendered and accepted for payment. A bond may be required to be posted by the stockholder to secure against the risk that the lost, stolen, misplaced or destroyed certificates may be subsequently recirculated. Stockholders are urged to contact the transfer agent immediately in order to permit timely processing of this documentation and to determine if the posting of a bond is required.

Certificates for shares, together with a properly completed and duly executed Letter of Transmittal or facsimile thereof, or an agent’s message in the case of shares tendered by book-entry transfer, and any other documents required by the Letter of Transmittal, must be delivered to the depositary and not to us, the dealer manager or the information agent. Any documents delivered to us, the dealer manager or the information agent will not be forwarded to the depositary and therefore will not be deemed to be properly tendered.

Special Procedures for Holders of Option Shares. Option Shares may not be tendered by a Letter of Transmittal. Proper tender may only be made by following the separate instructions and procedures applicable for Option Shares. Please note that the deadlines for submitting instructions regarding the tender of Option Shares is earlier than the Expiration Date. The deadline for submitting instructions regarding the conditional exercise of options and the tender of such underlying Option Shares is five business days prior to the Expiration Date.

Optionees with vested (but unexercised) options to purchase shares with an exercise price of less than $42.00 per share may conditionally exercise some or all of such options as part of the offer by instructing Blair to tender all of the Option Shares resulting from the exercise. This exercise of options is “conditional” because the optionee is deemed to exercise the option (and pay the exercise price) only if and to the extent that Blair actually purchases the Option Shares in the offer. If the Company does not purchase an Option Share, the option for the Option

Share will not be deemed exercised and will remain outstanding. The Company will, as an accommodation to the optionees planning to tender Option Shares in the offer, permit a “cashless” exercise of such options. In this event the Company will determine the number of shares needed by the optionee to pay the exercise price of the option and any applicable tax withholding due upon exercise of the option based on the closing price of the Company’s common stock on AMEX on the Expiration Date. The Company will deduct that number of shares from the total number of shares subject to the option being exercised and will tender the remaining net Option Shares for the optionee. Accordingly, the optionee will receive $42.00 only for each net Option Share actually purchased and not for each share subject to the option exercised. Optionees who wish to conditionally exercise their options and tender the resulting shares may not use the Letter of Transmittal. Rather, such optionees must follow the procedures set forth in the Employee FAQ and the Notice of Instructions (Options). Optionees are urged to read the Employee FAQ and the Notice of Instructions (Options) carefully.

Optionees eligible to conditionally exercise their options may direct on the Notice of Instructions (Options) the order in which an optionee wishes to have his or her options exercised. If an optionee does not direct the order in which he or she wishes to have the options exercised, then options will be exercised in order of exercise price, beginning with options having the lowest exercise price.

Optionees may also exercise vested but unexercised options (regardless of exercise price) in accordance with the terms of the applicable stock option plans and tender the shares received upon exercise in accordance with the instructions and procedures described in this Section 3 with respect to shares generally.

4.    Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of shares pursuant to the tender offer are irrevocable. Shares tendered pursuant to the tender offer may be withdrawn at any time before the expiration date and, unless already accepted for payment by us pursuant to the tender offer, may also be withdrawn at any time after 12:00 midnight, Eastern Time, on Wednesday, September 14, 2005.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the depositary at its address set forth on the back cover page of this Offer to Purchase. Any notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn and the name of the registered holder of the shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the depositary, then, before the release of the certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates to the depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless such shares have been tendered for the account of an eligible guarantor institution.

If shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with such book-entry transfer facility’s procedures. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding on all parties. Neither we nor any of the depositary, the information agent, the dealer manager or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notice.

Withdrawals may not be rescinded and any shares properly withdrawn will be deemed not properly tendered for purposes of the tender offer unless the withdrawn shares are properly re-tendered before the expiration date by again following one of the procedures described in Section 3.

If we extend the tender offer, are delayed in our purchase of shares, or are unable to purchase shares in the tender offer for any reason, then, without prejudice to our rights under the tender offer, the depositary may, subject to applicable law, retain tendered shares on our behalf, and the shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4. Our reservation of the right to delay payment for shares that we have accepted for payment is limited by Rule 13e-4(f)(5) under the Securities and Exchange Act of 1934, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer.

5.    Purchase of Shares and Payment of Purchase Price.

Upon the terms and subject to the conditions of the tender offer, promptly following the expiration date, we will accept for payment and pay for, and thereby purchase, shares properly tendered and not properly withdrawn before the expiration date. For purposes of the tender offer, we will be deemed to have accepted for payment, and therefore purchased, shares that are properly tendered and not properly withdrawn, subject to the proration and conditional tender provisions of the tender offer, only when, and if we give oral or written notice to the depositary of our acceptance of the shares for payment pursuant to the tender offer.

Upon the terms and subject to the conditions of the tender offer, promptly after the expiration date, we will accept for payment and pay the per share purchase price of $42.00 for up to 4,400,000 shares, subject to increase or decrease as provided in Section 14, if properly tendered and not properly withdrawn, or such lesser number of shares as are properly tendered and not properly withdrawn. In all cases, payment for shares tendered and accepted for payment in the tender offer will be made promptly, subject to possible delay in the event of proration or conditional tender, but only after timely receipt by the depositary of certificates for shares, or of a timely book-entry confirmation of shares into the depositary’s account at the book-entry transfer facility, and a properly completed and duly executed Letter of Transmittal, or manually signed facsimile of the Letter of Transmittal, or an agent’s message in the case of a book-entry transfer, and any other required documents.

We will pay for shares purchased in the tender offer by depositing the aggregate purchase price for the shares with the depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to the tendering stockholders.

In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the expiration date. However, we do not expect to be able to announce the final results of any proration and commence payment for shares purchased until approximately five to seven business days after the expiration date. Certificates for all shares tendered and not purchased, including shares not purchased due to proration or conditional tenders, will be returned to the tendering stockholder, or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant who delivered the shares, at our expense promptly after the expiration date or termination of the tender offer without expense to the tendering stockholders. Under no circumstances will we pay interest on the purchase price, including, but not limited to, by reason of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase shares in the tender offer. See Section 7.

We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased in the tender offer. If, however, payment of the purchase price is to be made to any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 7 of the Letter of Transmittal.

Any tendering stockholder or other payee who fails to complete fully, sign and return to the depositary the Substitute Form W-9 included with the Letter of Transmittal may be subject to United States federal backup withholding tax on the gross proceeds paid to the stockholder or other payee in the tender offer. See Section 3. Also see Section 13 regarding United States federal income tax consequences for foreign stockholders.

6.    Conditional Tender of Shares.

Under certain circumstances, we may prorate the number of shares purchased in the tender offer. As discussed in Section 13, the number of shares to be purchased from a particular stockholder may affect the tax treatment of the purchase to the stockholder and the stockholder’s decision whether to tender. The conditional tender alternative is made available so that a stockholder may (1) know with certainty the number of the stockholder’s shares, if any, which will be purchased pursuant to the tender offer (provided such shares are properly tendered and the conditions of such stockholder’s tender are satisfied) or (2) seek to structure the purchase of shares from the stockholder in the offer in such a manner that it will be treated as a sale of such shares by the stockholder, rather than the payment, in whole or in part, of a dividend to the stockholder, for United States federal income tax purposes. Accordingly, a stockholder may tender shares subject to the condition that a specified minimum number of the stockholder’s shares tendered must be purchased if any shares tendered by such stockholder are purchased. Any stockholder desiring to make a conditional tender must so indicate in the box captioned “Conditional Tender” in the Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery. Each stockholder is urged to consult with his or her own tax advisor.

In order to make a conditional tender, the box captioned “Conditional Tender” in the Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery must be checked. In this box in the Letter of Transmittal or the Notice of Guaranteed Delivery, the minimum number of shares being tendered that must be purchased if any are to be purchased must be calculated and appropriately indicated. After the tender offer expires, if more than 4,400,000 shares are properly tendered and not properly withdrawn and we must prorate our acceptance of and payment for tendered shares, we will calculate a preliminary proration percentage based upon all shares properly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of shares to be purchased from any stockholder below the minimum number specified by that stockholder, the conditional tender will automatically be regarded as withdrawn, unless chosen by random lot for reinstatement as discussed in the next paragraph.

After giving effect to these withdrawals, we will accept the remaining shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If we are able to purchase all of the remaining tendered shares and the total number that we would purchase would be below 4,400,000 then, to the extent feasible, we will select enough of the conditional tenders that would otherwise have been deemed withdrawn to permit us to purchase 4,400,000 shares. In selecting these conditional tenders, we will select by random lot and will select only from stockholders who tendered all of their shares. Upon selection by random lot, if any, we will limit our purchase in each case to the designated minimum number of shares to be purchased.

7.    Conditions of the Tender Offer.

Notwithstanding any other provision of the tender offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the tender offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f) under the Securities Exchange Act of 1934, if at any time on or after July 20, 2005 and before the expiration date any of the following events shall have occurred (or shall have been determined by us to have occurred) that, in our sole reasonable judgment and regardless of the circumstances giving rise to the event or events (including any action or omission to act by us), makes it inadvisable to proceed with the tender offer or with acceptance for payment:

•	there has been threatened, instituted or pending before any court, authority, agency or other tribunal any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, or any judgment, order or injunction entered, enforced or deemed applicable by any court, authority, agency or tribunal, which, directly or indirectly:

(1)	challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the tender offer, the acquisition of some or all of the shares pursuant to the tender offer or otherwise relates in any manner to the tender offer; or

(2)	in our reasonable judgment, could materially and adversely affect our, or our subsidiaries’, business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of us and our subsidiaries, taken as a whole, or materially impair the contemplated benefits of the tender offer to us;

•	there has been any action threatened, instituted, pending or taken, including any settlement, or any approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the tender offer or us or any of our subsidiaries, including any settlement, by any court, government or governmental, regulatory or administrative authority, agency or tribunal, domestic, foreign or supranational, that, in our reasonable judgment, could directly or indirectly:

(1)	make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit consummation of the tender offer;

(2)	delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the shares;

(3)	materially impair the contemplated benefits of the tender offer to us; or

(4)	materially and adversely affect our and our subsidiaries’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of us and our subsidiaries, taken as a whole;

•	there has occurred any of the following:

(1)	any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market;

(2)	a material disruption in securities settlement, payment or clearance services in the United States shall have occurred;

(3)	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

(4)	the declaration of a national emergency; the commencement or escalation of a war or armed hostilities; or other international or national act of terrorism or calamity directly or indirectly affecting the United States;

(5)	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could materially affect, the extension of credit by banks or other lending institutions in the United States;

(6)	as measured from the close of business on Tuesday, July 19, 2005, a 15% or greater decrease in the market price of our common stock, or a 15% or greater decrease in the American Stock Exchange, the New York Stock Exchange, the Nasdaq Composite Index, the Dow Jones Industrial Average, the S&P 500 Composite Index or the market prices of equity securities generally in the United States;

(7)	any changes in the general political, market, economic or financial conditions in the United States or abroad that could have, in our reasonable judgment, a material adverse effect on our and our subsidiaries’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or on the trading in the shares of our common stock or on the benefits of the offer to us;

(8)	any change in the general political, market, economic or financial conditions in the United States or abroad that could have, in our reasonable judgment, a material adverse effect on our business, operations or prospects or the trading in the shares; or

(9)	in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof.

•	a tender or exchange offer for any or all of our outstanding shares (other than this self-tender offer), or any merger, acquisition proposal, business combination or other similar transaction with or involving us or any subsidiary, has been proposed, announced or made by any person or has been publicly disclosed;

•	we learn that:

(1)	any entity, “group” (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D filed with the Securities and Exchange Commission on or before July 19, 2005); or

(2)	any entity, group or person who has filed a Schedule 13D with the Securities and Exchange Commission on or before July 19, 2005 has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of an additional 2% or more of our outstanding shares;

•	any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any of our shares of common stock, or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our respective assets or securities (other than any filings or announcements made in connection with the previously announced Alliance Data Systems transaction);

•	we determine that there is a reasonable likelihood that the completion of the Offer and the purchase of the shares may otherwise cause the shares to be delisted from AMEX or would result in there being less than 300 stockholders of record of the shares of our common stock;

•	any change or event is discovered or is threatened in our, or our subsidiaries’, business, condition (financial or otherwise), assets, income, operations or prospects, taken as a whole, or in the ownership of our shares that, in our reasonable judgment, is or may be material to us and our subsidiaries.

The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances (including any action or omission to act by us) giving rise to any condition, and may be waived by us with respect to all stockholders, in whole or in part, at any time and from time to time in our sole discretion prior to the expiration date. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the offer. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the expiration date. Any determination by us concerning the events described above will be final and binding on all parties.

8.    Price Range of Shares; Dividends.

Our common stock is traded on AMEX under the trading symbol “BL.” The following table sets forth, for the fiscal quarters indicated, the high and low closing sale prices of our common stock on AMEX.

	High	Low
Fiscal 2003:
First Quarter	$24.80	$21.72
Second Quarter	24.73	20.60
Third Quarter	23.00	20.22
Fourth Quarter	25.70	21.15

	High	Low
Fiscal 2004:
First Quarter	$26.94	$23.75
Second Quarter	29.35	25.25
Third Quarter	29.50	25.31
Fourth Quarter	36.70	28.00
Fiscal 2005:
First Quarter	$38.89	$32.80
Second Quarter (through May 25, 2005)	36.35	29.86

On May 25, 2005, the last trading day before the date of announcement of the tender offer, the last reported sale price of the shares on AMEX was $35.98 per share. We urge stockholders to obtain current market quotations for the shares.

On July 19, 2005, the Board of Directors of Blair declared its regular quarterly dividend of $0.15 per share, payable on September 15, 2005 to stockholders of record on August 19, 2005. Therefore, assuming the tender offer expires as contemplated on August 16, 2005, tendering stockholders will not be eligible for payment of the dividend on shares tendered and accepted for purchase by Blair. In addition, the Board of Directors announced its intention to increase the per share amount of quarterly regular dividends to $0.30 per share subsequent to the successful completion of the tender offer and the close of the sale of Blair’s receivables portfolio to a wholly owned subsidiary of Alliance Data Systems, which is currently scheduled for the fourth quarter of 2005. Therefore, stockholders who decide not to participate in the tender offer will likely receive a larger per share dividend in the future. However, future determinations as to the payment of dividends will depend upon our capital requirements, limitations imposed by our credit agreements, if any, the availability of funds to make such payments and such other factors as our Board of Directors may consider.

9.    Source and Amount of Funds.

Assuming we purchase 4,400,000 shares in the tender offer at $42.00 per share, the aggregate purchase price will be approximately $185 million. We expect that the fees and expenses we incur related to the tender offer will be approximately $4 million. We expect to fund our purchase of shares tendered in the tender offer and related fees and expenses with at least $40 million of our cash on hand with the remainder, approximately $149 million, by way of borrowings on our credit facilities.

Financing for the tender offer is being provided pursuant to an Amended and Restated Credit Agreement, an amendment to the Receivables Purchase Agreement and certain other ancillary agreements called for in the Credit Agreement.

The Amendment Agreement, dated as of July 15, 2005, which amends the Receivables Purchase Agreement is by, between and amongst Blair Factoring Company and Blair Credit Services Corporation, each a wholly owned subsidiary of Blair, and PNC Bank, N.A. as administrator for certain Conduit Purchasers. The receivables purchase facility has a purchase limit of $100 million, a commitment fee rate of 0.50% and a program fee rate of 1.0%, which shall convert to a 2.0% fee on the earlier of March 31, 2006 or the date upon which the Purchase Agreement with World Financial Capital Bank is terminated. Blair’s receivables have been pledged as collateral for the receivables purchase facility.

The Amended and Restated Credit Agreement dated as of July 15, 2005 is by, between and amongst Blair, and PNC Capital Markets, Inc. as lead arranger and PNC Bank, N.A. and three other lending institutions. The Credit Agreement is guaranteed by Blair Holdings, Inc., Blair Payroll LLC, Blair Credit Services Corporation and Blair International Holdings, Inc., each a wholly owned subsidiary of Blair. The Credit Agreement provides for $100 million in first and second lien credit facilities consisting of a senior secured first lien revolving credit facility not to exceed $75 million, which matures in five years, and a $25 million senior secured second lien term loan that matures on the earlier of (x) the date of the close of the sale of Blair’s receivables and credit receivables pursuant to the Purchase Agreement with World Financial Capital Bank; or (y) in quarterly payments commencing on July 1, 2006 and terminating on July 1, 2010.

The collateral for the revolving credit facility consists of all of Blair’s and its subsidiaries assets (except the credit receivables securing the Receivables Purchase Agreement), including, but not limited to, inventory, equipment, furniture, general intangibles, intellectual property, fixtures, real property and improvements, the common stock of Blair’s domestic subsidiaries (excluding JLB Service Bank), as well as a negative and double negative pledge on the assets of our direct and indirect foreign subsidiaries. The collateral for the term loan consists of a lien subordinate to the revolving credit facility on all the aforementioned assets. At Blair’s option, any loan under the revolving credit facility or term loan shall bear interest at the Euro-Rate (calculated with reference to a LIBOR-based formula in accordance with the Credit Agreement) or a Base Rate (as that term is defined in the Credit Agreement) plus a margin in accordance with a performance based pricing grid in the case of the revolving credit facility and a locked fixed spread in the case of the term loan. Blair is also required to pay a commitment fee, a letter of credit fee and reasonable out-of-pocket expenses pursuant to the Credit Agreement.

As of April 26, 2005 Blair entered into a Purchase Agreement to sell its credit portfolio to World Financial Capital Bank, a wholly owned subsidiary of Alliance Data Systems. The sale of the credit portfolio is expected to close prior to the end of the fourth quarter of fiscal 2005, subject to regulatory review and approval and customary closing conditions. Blair anticipates receiving proceeds from the sale of its credit portfolio of approximately $180 million. Proceeds from the sale are to be used first to repay and terminate Blair’s outstanding receivables purchase facility, second to pay any amounts outstanding and extinguish the commitment under the term loan and any remaining proceeds will be used to reduce the amount, if any, outstanding under the revolving credit facility.

10.    Certain Information Concerning Blair.

General. Blair Corporation was founded in 1910 by John L. Blair, Sr., and was incorporated in 1924 under the laws of the State of Delaware. Blair’s business consists of the sale of fashion apparel for men and women, plus a wide range of home products. Although our revenues are generated primarily through direct mail merchandising, we have transitioned into a multi-channel direct marketer, as an increasing amount of total sales revenue, approximately 16% in 2004, is being generated through its e-commerce Web sites, which were launched in 2000. Blair operates three retail stores, two in Pennsylvania and one in Delaware. We employ approximately 2,000 people. None of our employees are subject to collective bargaining agreements.

Our principal executive offices are located at 220 Hickory Street, Warren, Pennsylvania 16366. Our telephone number at that address is (814) 723-3600.

Recent Developments. On July 20, 2005, we announced our preliminary and unaudited financial results for the three and six month periods ended June 30, 2005.

Net sales for the second quarter ended June 30, 2005 were $120.8 million compared to $127.0 million reported for the second quarter ended June 30, 2004. Net income for the second quarter ended June 30, 2005 was $6.1 million, or $0.74 per basic and $0.73 per diluted share, compared to $5.0 million, or $0.62 per basic and $0.61 per diluted share, reported for the second quarter last year.

Net sales for the six months ended June 30, 2005 were $228.4 million, compared to $255.6 million reported for the first six months ended June 30, 2004. Net income for the six months ended June 30, 2005 was $6.7 million, or $0.82 per basic and $0.81 per diluted share, compared to $5.6 million, or $0.69 per basic and diluted share, reported for the six months last year.

A copy of the press release announcing our preliminary and unaudited financial results was filed as an exhibit to our Current Report on Form 8-K filed with the Securities and Exchange Commission on July 20, 2005. Stockholders are urged to read the press release in its entirety.

The forward-looking information included in this Offer to Purchase is not to be regarded as fact and should not be relied upon as an accurate representation of future results. In addition, because the estimates and assumptions underlying the forward-looking information included in this Offer to Purchase are based upon events and circumstances that have not taken place and are inherently subject to significant financial, market, economic and competitive uncertainties and contingencies which are difficult or impossible to predict accurately and are beyond Blair’s control, that information is inherently imprecise and there can be no assurance that these expected results can be realized. Therefore, it is expected that there will be differences between the actual and projected results and that the actual results may be materially higher or lower than those now expected. Neither Blair nor any other party assumes any responsibility for the accuracy of such information. The inclusion of the forward-looking information set forth above should not be regarded as a representation by us or any of our affiliates or representatives that the projected results will be achieved. This forward-looking information was not prepared with a view towards public disclosure or complying with published guidelines of the Securities and Exchange Commission or guidelines established by the American Institute of Certified Public Accountants. None of Blair, its affiliates or representatives nor their financial advisors, their independent auditors or any of their respective directors or officers assume any responsibility for the accuracy of this forward-looking information included in this Offer to Purchase. This forward-looking information has not been examined, reviewed or compiled by our independent auditors, and accordingly they have not expressed an opinion or any other assurance on that information. Blair disclaims any current intention or obligation to update any forward-looking information related to its future performance, results of operations, anticipated fee revenue, pro forma cash earnings, or earnings per share calculated in accordance with generally accepted accounting principles.

Summary Unaudited Pro Forma Financial Data. The following summary unaudited pro forma balance sheet as of March 31, 2005 and unaudited pro forma income statement for the three months ended March 31, 2005 and year ended December 31, 2004 have been presented to give effect to the purchase for cash of 4,400,000 shares at a purchase price of $42.00 per share and the payment of estimated fees and expenses pursuant to the tender offer, based on the assumptions described in the footnotes below. We have also added additional pro forma information, which further gives effect to the closing of the sale of our consumer receivables portfolio to a wholly owned subsidiary of Alliance Data Systems. The unaudited pro forma balance sheet has been prepared as if the tender offer had been completed on March 31, 2005. The unaudited pro forma income statement has been prepared as if the tender offer had been completed as of January 1, 2005 for the three months ended March 31, 2005 and as of January 1, 2004 for the year ended December 31, 2004. This summary unaudited pro forma information does not purport to be indicative of the results that would have been obtained or results that may be obtained in the future, or the financial condition that would have resulted if the purchase of the shares pursuant to the tender offer had been completed at the dates indicated.

The unaudited pro forma balance sheet and income statements should be read in conjunction with our historical financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, our Quarterly Report on Form 10-Q for the three months ended March 31, 2005 and our Current Report on Form 8-K filed on July 20, 2005, all of which have been filed with the Securities and Exchange Commission and are incorporated by reference in this Offer to Purchase.

Pro Forma Consolidated Balance Sheets

Blair Corporation and Subsidiaries

March 31, 2005

	3/31/05 As Originally Disclosed	Tender Offer Adjustments		As Adjusted for the Tender Offer	Sale of Portfolio Adjustments		As Adjusted for the Tender Offer and Portfolio Sale
Assets
Current Assets:
Cash and cash equivalents	$65,720,862	$(51,578,844)	(1)	$14,142,018	$13,722,803	(7)	$27,864,821
Customer accounts receivable, less allowances for doubtful accounts and returns of $33,521,058	169,432,190 (33,521,058)	— —		169,432,190 (33,521,058)	(166,400,697 35,343,558)	(8) (8)	3,031,493 1,822,500

Inventories:
Merchandise	67,108,020	—		67,108,020	—		67,108,020
Advertising and shipping supplies	13,747,645	—		13,747,645	—		13,747,645

	80,855,665	—		80,855,665	—		80,855,665
Deferred income taxes	10,029,000	—		10,029,000	(10,565,667)	(8)	(536,667)
Prepaid and refundable federal and state taxes	619,875	—		619,875	—		619,875
Prepaid expenses	2,740,359	—		2,740,359	—		2,740,359

Total current assets	295,876,893	(51,578,844)		244,298,049	(127,900,003)		116,398,046

Property, plant and equipment:
Land	1,142,144	—		1,142,144	—		1,142,144
Buildings and leasehold improvements	66,814,184	—		66,814,184	—		66,814,184
Equipment	73,154,033	—		73,154,033	—		73,154,033
Construction on progress	2,406,696	—		2,406,696	—		2,406,696

	143,517,057	—		143,517,057	—		143,517,057
Less allowances for depreciation	94,908,316	—		94,908,316	—		94,908,316

	48,608,741	—		48,608,741	—		48,608,741

Trademark	397,860	—		397,860	—		397,860
Other long-term assets	408,570	1,165,936	(2)	1,574,506	1,462,500	(9)	3,037,006

Total Assets	$345,292,064	$(50,412,908)		$294,879,156	$(126,437,503)		$168,441,653

Pro Forma Consolidated Balance Sheets—(Continued)

Blair Corporation and Subsidiaries

March 31, 2005

	3/31/05 As Originally Disclosed	Tender Offer Adjustments		As Adjusted for the Tender Offer	Sale of Portfolio Adjustments		As Adjusted for the Tender Offer and Portfolio Sale
Liabilities and Stockholders' Equity
Current Liabilities:
Notes Payable	$15,000,000	$140,500,000	(3)	$155,500,000	$(155,500,000)	(10)	$—
Trade accounts payable	28,077,347	—		28,077,347	—		28,077,347
Advance payments from customers	3,157,599	—		3,157,599	—		3,157,599
Allowance for returns	—	—		—	5,329,667	(11)	5,329,667
Accrued expenses	13,721,032	—		13,721,032	—		13,721,032
Accrued federal and state taxes	—	(421,444)	(4)	(421,444)	3,779,685	(12)	3,358,241
Current portion of capital lease obligations	43,874	—		43,874	—		43,874

Total current liabilities	59,999,852	140,078,556		200,078,408	(146,390,648)		53,687,760

Capital lease obligations, less current portion	9,752	—		9,752	—		9,752

Deferred income taxes	2,330,000	—		2,330,000	—		2,330,000

Other long term liability	389,522	—		389,522	—		389,522

Stockholders' equity:
Common stock without par value:
Authorized 12,000,000 shares issued 10,075,440 shares (including shares held in treasury)—stated value	419,810	—		419,810	—		419,810
Additional paid-in capital	13,178,632	—		13,178,632	—		13,178,632
Retained earnings	305,999,614	(1,741,464)	(5)	304,258,150	19,953,145	(5)	324,211,295
Accumulated other comprehensive loss	(121,864)	—		(121,864)	—		(121,864)

	319,476,192	(1,741,464)		317,734,728	19,953,145		337,687,873
Less 1,833,264 shares of common stock in treasury—at cost	35,577,088	188,750,000	(6)	224,327,088	—		224,327,088
Less receivable and deferred compensation from stock plans	1,336,166	—		1,336,166	—		1,336,166

Total stockholders' equity	282,562,938	(190,491,464)		92,071,474	19,953,145		112,024,619

Total liabilities and stockholders' equity	$345,292,064	$(50,412,908)		$294,879,156	$(126,437,503)		$168,441,653

(1)	Net adjustment to record increase of tender offer debt of $140,500,000, payment of interest expense associated with the tender offer debt of $1,053,844, loan origination fees incurred to execute the tender offer of $2,275,000, the payment of cash for the repurchase of shares of $184,800,000 and professional fees incurred to execute the tender offer of $3,950,000.
(2)	Adjustment to reflect the capitalization of professional fees, net of accumulated amortization, to execute the tender offer financing.
(3)	Adjustment to record increase of debt incurred to execute the tender offer.
(4)	Adjustment to reflect the tax effect of professional fees amortized to execute the tender offer financing.
(5)	Net adjustment to net income reflected on the Pro Forma Consolidated Income Statement for the quarter ended March 31, 2005.
(6)	Adjustment to record change in stockholders’ equity associated with the tender offer.
(7)	Net adjustment to reflect repayment of debt incurred to execute the tender offer and satisfy the securitization of $155,500,000, and the following adjustments related to the portfolio sale: record gross proceeds of $176,384,739; record payment of severance costs of $542,500, payment of capitalized conversion costs of $1,500,000, eliminate variable general and administrative expenses of $1,734,994, record merchant premium revenue of $252,298, eliminate finance charge revenues of $6,011,962 and record professional fees incurred to execute the conversion of receivable portfolio of $1,094,766.
(8)	Adjustment to eliminate the customer accounts receivable of $166,400,697; net adjustment to eliminate the allowance for doubtful accounts of $30,013,891, reclassify the allowance for returns to current liabilities of $5,329,667; and adjustment to deferred income taxes related to the sale of the receivable portfolio of $10,565,667.
(9)	Adjustment to reflect the capitalization of portfolio conversion costs, net of accumulated amortization.
(10)	Adjustment to reflect the repayment of debt incurred to execute the tender offer and satisfy the securization.
(11)	Adjustment to reclassify the allowance for returns to current liabilities
(12)	Net adjustment to record the currently payable taxes on the following: the gain attributable to the receivable portfolio sale of $3,793,935 and the amortization of portfolio conversion capitalized costs of $14,250.

Pro Forma Consolidated Statement of Income

Blair Corporation and Subsidiaries

For the year ended December 31, 2004

	Year Ended 12/31/2004 As Originally Disclosed	Tender Offer Adjustments		As Adjusted for the Tender Offer	Sale of Portfolio Adjustments		As Adjusted for the Tender Offer and Portfolio Sale
Net sales	$496,120,207	$—		$496,120,207	$—		$496,120,207
Other revenue	44,714,912	—		44,714,912	(35,959,277)	(4)	8,755,635

	540,835,119	—		540,835,119	(35,959,277)		504,875,842
Cost and expenses:
Cost of goods sold	234,972,079	—		234,972,079	—		234,972,079
Advertising	128,324,650	—		128,324,650	—		128,324,650
General and administrative	131,408,753	1,592,500	(1)(2)	133,001,253	(9,995,259)	(5)	123,005,994
Provision for doubtful accounts	22,664,048	—		22,664,048	(20,518,003)	(6)	2,146,045
Interest (income) expense, net	(122,757)	6,799,000	(3)	6,676,243	(6,799,000)	(7)	(122,757)
Gain on sale of receivables portfolio	—	—		—	(40,389,358)	(8)	(40,389,358)
Other expense, net	221,699	—		221,699	—		221,699

	517,468,472	8,391,500		525,859,972	(77,701,620)		448,158,352

Income before income taxes	23,366,647	(8,391,500)		14,975,147	41,742,343		56,717,490
Income taxes (38% effective rate)	8,498,000	(3,188,770)		5,309,230	15,862,090		21,171,320

Net income	$14,868,647	$(5,202,730)		$9,665,917	$25,880,252		$35,546,170

Basic earnings per share based on weighted average shares outstanding	$1.83			$2.61			$9.59

Basic weighted average shares outstanding	8,107,575			3,707,575			3,707,575

Diluted earnings per share based on weighted average shares outstanding and assumed conversions	$1.80			$2.52			$9.25

Diluted weighted average shares outstanding	8,241,515			3,841,515			3,841,515

(1)	Adjustment to reflect amortization of professional fees incurred to execute the tender offer financing.
(2)	As a result of the Company’s decision to repurchase stock acquired by an employee under its stock option award program, it will incur compensation expense. The amount of expense is not presently determinable. It will be based on the number of shares tendered multiplied by the difference between the option exercise price and the $42 tender offer price. The option exercise price of shares eligible to be tendered ranges from $17.10 to $23.60. At December 31, 2004, the weighted average exercise price was $20.58. For additional information regarding stock options outstanding and related option prices, refer to Footnote 5, Stockholders’ Equity in the 2004 Blair Corporation Form 10-K.
(3)	Adjustment to record interest expense associated with the debt incurred to execute the tender offer.
(4)	Net adjustment to record merchant premium revenue of $2,039,706 and to eliminate finance charge revenue of $37,998,983 as a result of the accounts receivable portfolio sale.
(5)	Net adjustment to reflect severance costs associated with the sale of the receivables portfolio of $875,000, record amortization of portfolio conversion capitalized costs of $150,000, eliminate variable general and administrative expense related to the receivable portfolio sale of $11,193,510, record professional fees incurred to execute the portfolio conversion of $1,765,751 and eliminate professional fees amortized to execute the tender offer financing of $1,592,500.
(6)	Adjustment to eliminate the provision for doubtful accounts related to the receivable portfolio sale.
(7)	Adjustment to reverse interest expense associated with the tender offer debt.
(8)	Adjustment to record the gain on sale of accounts receivable portfolio.

Pro Forma Consolidated Statement of Income

Blair Corporation and Subsidiaries

For the quarter ended March 31, 2005

	Quarter Ended 3/31/2005 As Originally Disclosed	Tender Offer Adjustments		As Adjusted for the Tender Offer	Sale of Portfolio Adjustments		As Adjusted for the Tender Offer and Portfolio Sale
Net sales	$107,557,919	$—		$107,557,919	$—		$107,557,919
Other revenue	10,715,572	—		10,715,572	(9,289,780)	(4)	1,425,792

	118,273,491	—		118,273,491	(9,289,780)		108,983,711
Cost and expenses:
Cost of goods sold	52,774,761	—		52,774,761	—		52,774,761
Advertising	29,458,705	—		29,458,705	—		29,458,705
General and administrative	31,859,818	1,109,064	(1)(2)	32,968,882	(1,229,191)	(5)	31,739,691
Provision for doubtful accounts	3,492,632	—		3,492,632	(3,563,716)	(6)	(71,084)
Interest (income) expense, net	(125,229)	1,699,749	(3)	1,574,520	(1,699,749)	(7)	(125,229)
Gain on sale of receivables portfolio	—	—		—	(37,788,429)	(8)	(37,788,429)
Other expense, net	(209,519)	—		(209,519)	—		(209,519)

	117,251,168	2,808,813		120,059,981	(44,281,085)		75,778,896

Income before income taxes	1,022,323	(2,808,813)		(1,786,490)	34,991,305		33,204,815
Income taxes (38% effective rate)	372,000	(1,067,349)		(695,349)	13,296,696		12,601,347

Net income	$650,323	$(1,741,464)		$(1,091,141)	$21,694,609		$20,603,468

Basic earnings per share based on weighted average shares outstanding	$0.08			$(0.29)			$5.46

Basic weighted average shares outstanding	8,176,914			3,776,914			3,776,914

Diluted earnings per share based on weighted average shares outstanding and assumed conversions	$0.08			$(0.28)			$5.24

Diluted weighted average shares outstanding	8,310,410			3,933,656			3,933,656

(1)	Adjustment to reflect amortization of professional fees incurred to execute the tender offer financing.
(2)	As a result of the Company’s decision to repurchase stock acquired by an employee under its stock option award program, it will incur compensation expense. The amount of expense is not presently determinable. It will be based on the number of shares tendered multiplied by the difference between the option exercise price and the $42 tender offer price. The option exercise price of shares eligible to be tendered ranges from $17.10 to $23.60. At December 31, 2004, the weighted average exercise price was $20.58. For additional information regarding stock options outstanding and related option prices, refer to Footnote 5, Stockholders’ Equity in the 2004 Blair Corporation Form 10-K.
(3)	Adjustment to record interest expense associated with the debt incurred to execute the tender offer.
(4)	Net adjustment to record merchant premium revenue of $406,933 and to eliminate finance charge revenue of $9,696,713 as a result of the accounts receivable portfolio sale.
(5)	Net adjustment to reflect severance costs associated with the sale of the receivables portfolio of $875,000, record amortization of portfolio conversion capitalized costs of $37,500, eliminate variable general and administrative expense related to the receivable portfolio sale of $2,798,378, record professional fees incurred to execute the portfolio conversion of $1,765,751 and eliminate professional fees amortized to execute the tender offer financing of $1,109,064.
(6)	Adjustment to eliminate the provision for doubtful accounts related to the receivable portfolio sale.
(7)	Adjustment to reverse interest expense associated with the tender offer debt.
(8)	Adjustment to record the gain on sale of accounts receivable portfolio.

Ratio of Earnings to Fixed Charges—Actual and Pro Forma

Blair Corporation and Subsidiaries

	Actual			Pro Forma
	12 Months 12/31/2003	12 Months 12/31/2004	3 Months 3/31/2005	12 Months 12/31/2004	3 Months 3/31/2005
Interest expense	$351,120	$370,474	$131,322	$6,830,668	$1,701,798
Interest capitalized	—	—	—	—	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	270,660	265,667	64,468	1,858,167	1,173,532
Estimate of the interest within rental expense	215,236	182,400	46,370	182,400	46,370
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—

Fixed Charges	$837,016	$818,541	$242,160	$8,871,235	$2,921,700

Pretax income from continuing operations	$23,163,182	$23,366,647	$1,022,323	$56,717,490	$33,204,815
Fixed charges	837,016	818,541	242,160	8,871,235	2,921,700
Amortization of capitalized interest	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—

	$24,000,198	$24,185,188	$1,264,483	$65,588,725	$36,126,515
Capitalized interest	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—

	—	—	—	—	—

Earnings	$24,000,198	$24,185,188	$1,264,483	$65,588,725	$36,126,515

Ratio of Earnings to Fixed Charges	28.67	29.55	5.22	7.39	12.36

Book Value Per Share—Actual and Pro Forma

Blair Corporation and Subsidiaries

	Actual as of 3/31/2005	Tender Offer Equity Impact	Tender Offer Loan ADS Conversion Earnings Impact	Pro Forma as of 3/31/2005
Total Stockholders' Equity	$282,562,938	$188,750,000	$18,211,681	$112,024,619

Shares Outstanding	8,242,176	4,400,000	—	3,842,176

Book Value Per Share	$34.28			$29.16

Additional Information. We are subject to the informational filing requirements of the Exchange Act, and, accordingly, are obligated to file reports, statements and other information with the SEC relating to our business, financial condition and other matters. Information, as of particular dates, concerning our directors and executive officers, their remuneration, options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in proxy statements distributed to our stockholders and filed with the SEC. We have also filed an Issuer Tender Offer Statement on Schedule TO with the SEC that includes additional information relating to the tender offer.

These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material may also be obtained by mail, upon payment of the SEC’s customary charges, from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The reference to the URL of the SEC’s web site is intended to be an inactive textual reference only. Information about the Public Reference Room may be obtained by calling the SEC for more information at 1-800-SEC-0330.

Incorporation by Reference. The rules of the SEC allow us to “incorporate by reference” information into this document, which means that we can disclose important information by referring people to another document filed separately with the SEC. These documents contain important information about us.

SEC Filings	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2004

Quarterly Reports on Form 10-Q	Quarter ended March 31, 2005

Current Reports on Form 8-K	Dated July 20, 2005
Dated March 25, 2005

Proxy Statement	March 21, 2005

Any of the documents incorporated by reference in this document can be obtained from us or from the SEC’s web site at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents. Documents incorporated by reference in this Offer to Purchase can be obtained by requesting them in writing or by telephone from us at 220 Hickory Street, Warren, Pennsylvania 16366, Attention: Treasurer, telephone: (814) 723-3600. Those requesting documents should be sure to include their complete name and address in their request. If any incorporated documents are requested, we will mail them by first class mail, or another equally prompt means, within one business day after we receive the request.

11.    Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Securities of Blair.

Interest of Directors and Executive Officers. As of June 30, 2005, we had 8,257,313 issued and outstanding shares of common stock and 209,907 shares reserved for issuance upon exercise of outstanding stock options under our stock option plans. The 4,400,000 shares Blair is offering to purchase under the tender offer represent approximately 53% of the shares outstanding as of June 30, 2005.

As of June 30, 2005 our directors and executive officers as a group (23 persons) beneficially owned an aggregate of 441,840 shares of our common stock (including 135,391 shares issuable upon exercise of stock options that are or will become exercisable within sixty days of June 30, 2005), representing approximately 5.21% of issued and outstanding shares and fully vested and exercisable stock options. Our directors and executive officers are entitled to participate in the tender offer on the same basis as all other stockholders, however our directors have agreed not to tender any of their shares in the tender offer and senior management has agreed to restrict the amount they tender to no more than 25% of their holdings.

The following table sets forth, as to each of our directors and executive officers and holders of 5% or more of our common stock (1) the number of shares and percentage of common stock beneficially owned as of June 30, 2005, (2) the number of shares issuable upon exercise of options that are or will become exercisable within sixty days of June 30, 2005, (3) the number of shares expected to be tendered by such person in the tender offer and (4) assuming our purchase of 4,400,000 shares in the tender offer, the number of shares being retained by such person and the percentage which such shares would represent of the resulting outstanding shares. No subsidiary of Blair owns any securities of Blair. Unless otherwise noted, the business address of the listed beneficial owner is c/o Blair Corporation, 220 Hickory Street, Warren, Pennsylvania 16366 and the telephone number is (814) 723-3600.

Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned		Percent of Class	Number of Shares Expected to be Tendered in the Tender Offer	Percent of Ownership After Tender Offer (2)
5% and Greater Stockholders:
Opportunity-Santa Monica Group 1865 Palmer Avenue Larchmont, NY 10538	808,500	(3)	9.79%	808,500	0

Dimensional Fund Advisors, Inc. 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	669,700	(4)(5)	8.11%	N/A	N/A

The PNC Financial Services Group, Inc. 249 5th Avenue Pittsburgh, PA 15222	500,509	(5)(6)	6.06%	N/A	N/A

Loeb 61 Broadway New York, NY 10006	551,327	(7)	6.68%	551,327	0

Directors and Senior Management (8):
Steven M. Blair	34,725	(9)(10)(11)	*	0	*
Robert D. Crowley	33,541	(9)(10)	*	0	*
Harriet Edelman	3,575	(12)	*	0	*
Cynthia A. Fields	2,075		*	0	*
Bryan J. Flanagan	17,349	(10)(13)	*	0	*
John O. Hanna	13,350	(9)	*	0	*
Craig N. Johnson	6,900		*	0	*
Murray K. McComas	51,475	(9)(12)	*	0	1.33%
Ronald L. Ramseyer	3,325		*	0	*
Randall A. Scalise	19,060	(9)(10)	*	3,000	*
Michael A. Schuler	2,250		*	0	*
John E. Zawacki	100,626	(9)(10)	1.22%	0	2.60%
All directors and executive officers as a group (includes 23 persons)	441,840	(9)(10)(12)(13)(14)(15)	5.21%	76,460	8.98%

*	Does not exceed 1%.

(1)	In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, shares of common stock that could be acquired by such person within sixty days of June 30, 2005 were deemed to be outstanding. We did not deem such shares to be outstanding, however, for the purpose of computing the percentage ownership of any other person.

(2)	In computing the percentage ownership of a person after the tender offer, we assumed our major stockholders, directors and senior management tendered that number of shares that they have informed us they intend to tender in the tender offer as set forth in the column entitled “Number of Shares Expected to Be Tendered in the Tender Offer.” We also assumed that all other issued and outstanding shares of common stock of Blair were tendered in the tender offer, that no shares were conditionally tendered and that 4,400,000 shares were purchased by us in the tender offer. To the extent fewer than all other issued and outstanding shares of common stock of Blair are tendered in the tender offer, the percentage ownership of persons listed in the table and who tender in the tender offer could decrease.

(3)	Opportunity-Santa Monica Group is comprised of Santa Monica Partners Opportunity Fund L.P. (“SMPOP”) and Santa Monica Partners, L.P. (“SMP”) are both New York limited partnerships, and Santa Monica Partners Asset Management LLC and SMP Asset Management LLC, both Delaware limited liability companies, act as general partner for SMPOP and SMP, respectively. Their principal business address is 1865 Palmer Avenue, Larchmont, NY 10538. Mr. Phillip Goldstein is deemed to be the beneficial owner of 418,450 shares of Company Common Stock, Mr. Dakos is deemed to be the beneficial owner of 49,500 shares of Company Common Stock and Mr. Lawrence Goldstein is deemed to be the owner of 340,550 shares of Company Common Stock. The aggregate amount of shares of Company Common Stock owned is 808,500.

The above information was provided to the U.S. Securities and Exchange Commission in a Schedule 13D filed on May 3, 2005 by Opportunity – Santa Monica Group.

(4)	Dimensional Fund Advisors, Inc. (“Dimensional”), a registered investment advisor, is deemed to have beneficial ownership of 669,700 shares of the Company’s Common Stock as of December 31, 2004, all of which shares are held in portfolios of four registered investment companies for which Dimensional serves as investment advisor and certain other investment vehicles, including co-mingled group trusts and separate accounts for which Dimensional serves as investment manager. The portfolios own all of the shares and Dimensional disclaims beneficial ownership of all such shares.

Dimensional Fund Advisors, Inc provided the above information to the U.S. Securities and Exchange Commission in a Schedule 13G filed on February 9, 2005.

(5)	These entities have not indicated to Blair whether or not they intend to participate in the tender offer.

(6)	PNC Bank, N.A., a wholly-owned subsidiary of PNC Bancorp, Inc., which is itself a wholly-owned subsidiary of PNC Financial Services Group, Inc., is deemed to have beneficial ownership of 500,509 shares of the Company’s Common Stock as of December 31, 2004.

The above information was provided to the U.S. Securities and Exchange Commission in a Schedule 13G filed on February 10, 2005 by PNC Financial Services Group.

(7)	Loeb consists of seven entities, (1) Loeb Arbitrage Fund (“LAF”), a New York limited partnership and a registered broker-dealer, (2) Loeb Arbitrage Management (“LAM”), a Delaware corporation and the general partner of LAF, (3) Loeb Partners Corporation (“LPC”), a Delaware corporation and registered broker-dealer, (4) Loeb Holding Corporation (“LHC”), a Maryland corporation and the sole stockholder of LAM and LPC, (5) Loeb Offshore Fund, Ltd. (“LOF”), a Cayman Islands exempted company, (6) Loeb Offshore Management, LLC (“LOM”), a Delaware limited liability company and a registered investment advisor, is wholly owned by LHC and is LOF’s and LMOF’s investment advisor, (7) Loeb Marathon Fund (“LMF”), a Delaware limited partnership whose general partner is LAM, and (8) Loeb Marathon Offshore Fund, Ltd. (“LMOF”), a Cayman Islands exempted company. Together Loeb owns 551,327 shares of Blair’s common stock as of May 6, 2005, including shares purchased and sold for the account of one customer of LPC as to which it has investment discretion.

The above information was provided to the U.S. Securities and Exchange Commission in a Schedule 13D filed on May 10, 2005 by Loeb Partners Corporation.

(8)	Unless otherwise indicated, each person has sole voting and investment power with respect to the shares beneficially owned.

(9)	The share totals include the following shares of Common Stock held by and for the benefit of members of the immediate families of certain nominees and executive officers, as to which the indicated nominees and executive officers have no voting or investment power, beneficial interest in which is disclaimed by such nominees and executive officers: Steven M. Blair (7,500 shares), Robert D. Crowley (13,034 shares), Randall A. Scalise (450 shares), John O. Hanna (2,600 shares), Murray K. McComas (2,480 shares), and John E. Zawacki (31,320 shares).

(10)	The share totals include the following shares of Common Stock underlying stock options granted by the Company, which are exercisable now or within 60 days of June 30, 2005: Steven M. Blair (5,200 shares), Robert D. Crowley (10,067 shares), Randall A. Scalise (4,134 shares), Bryan J. Flanagan (10,000 shares), and John E. Zawacki (54,396 shares) and all directors and executive officers listed as a group (135,291).

(11)	Steven M. Blair is not related to Daniel R. Blair, the Company Secretary.

(12)	The share totals include the following shares, which were deferred pursuant to the Company’s Stock Accumulation and Deferred Compensation Plan for non-management directors: Harriet Edelman (2,075 shares) and Murray K. McComas (1,500 shares).

(13)	Includes 1,250 shares of Company Common Stock held by Mr. Flanagan as co-trustee of the Bryan J. Flanagan Revocable Trust.

(14)	The share totals include 2,700 shares of Common Stock, which are held by or for the benefit of members of the immediate families of executive officers of the Company not identified individually in this chart, as to which such executive officers have no voting or investment power, beneficial interest in which is disclaimed by such executive officers.

(15)	Such share totals include an aggregate of 575 shares of Common Stock jointly owned by certain of the directors and executive officers with their spouses.

The number of shares actually tendered by our major stockholders, directors and senior management prior to the expiration date may be different from the number set forth in this Offer to Purchase.

Transactions and Arrangements Regarding Securities of Blair. Based on our records and on information provided to us by our directors, executive officers, affiliates, and subsidiaries, neither we nor any of our affiliates or subsidiaries, nor, to the best of our knowledge, any of our or our subsidiaries’ directors or executive officers, nor any associated persons or subsidiaries of any of the foregoing, has effected any transactions involving the shares during the 60 days prior to July 20, 2005.

Change in Control Severance Agreements. John E. Zawacki, President and Chief Executive Officer, Bryan J. Flanagan, Senior Vice President and Chief Financial Officer, Robert D. Crowley, Senior Vice President and Randall A. Scalise, Vice President, each have a Change in Control Severance Agreement with Blair. The agreements are for a term of three years and will be extended by our Board of Directors for an additional year upon each annual anniversary date of the date of the agreement such that the remaining term is three years. The agreements provide that at any time within three years following a change in control of Blair, if Blair terminates the executive’s employment for any reason other than death, disability, retirement, or “cause” (as defined in the agreements), or the executive voluntarily terminates his employment following demotion, loss of title, office, significant authority or responsibility, any material reduction in compensation or benefits, or relocation of his principal place of employment, the executive will be entitled to receive a payment in an amount equal to three times (two times for Mr. Scalise) his respective base annual salary in effect immediately prior to the change in control (as that term is defined in the agreements) or his termination (whichever is greater) plus the greater of (a) the executive’s average annual incentive bonus over the previous three years or (b) the higher of the target incentive bonus in the year of the change in control or the year of termination. In addition, the agreements grant Messrs. Zawacki, Flanagan and Crowley the right to walk-away from Blair in the thirteenth month following a change in control rather than accept a demotion, loss of title, office, significant authority or responsibility, any material reduction in compensation or benefits. The agreements also provide for the acceleration of vesting of any stock options or stock awards, the payment of three times (two times for Mr. Scalise) the amount of any target award under the Blair Long Term Incentive Program and the continuation of certain life and medical insurance coverage, retirement and out placement benefits. In addition, Blair will make “gross-up” payments to the executive if any payments or benefits to be made under the agreement are subject to excise tax.

Standstill Agreements. On May 25, 2005, we entered into separate “standstill” agreements with Loeb Partners Corporation and each of its affiliates, and Santa Monica Opportunity Fund L.P. and each of its affiliates and principals, pursuant to which, among other things, said shareholders have agreed to tender all of their Blair common stock in the Company’s tender offer. Loeb and Santa Monica agreed (i) not to attempt to exercise any control over our management or our company; (ii) to vote their shares in favor of the position advocated by our Board of Directors; and (iii) not to acquire any additional shares of our Company or seek to acquire our Company, each for a period of five years. In addition, our directors have agreed not to tender any of their shares of the Company’s common stock in the tender offer and our executive officers have agreed to restrict the amount they tender in the tender offer to no more than 25% of their holdings of Blair’s common stock.

Except for outstanding options to purchase our common stock and except as otherwise described in this Offer to Purchase, neither we, nor, to the best of our knowledge, any of our affiliates, directors, executive officers or holders of 5% or greater of our common stock is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly to the tender offer or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

12.    Legal Matters; Regulatory Approvals.

We are not aware of any license or regulatory permit material to our business that might be adversely affected by our acquisition of shares as contemplated by the tender offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the acquisition or ownership of shares by us as contemplated by the tender offer. Should any such approval or other action be required, we presently contemplate that we will seek that approval or other action. We are unable to predict whether we will be required to delay the acceptance for payment of or payment for shares tendered under the tender offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition. Our obligation under the tender offer to accept for payment and pay for shares is subject to conditions. See Section 7.

13.    Certain United States Federal Income Tax Consequences.

The following summary describes certain United States federal income tax consequences relating to the tender offer. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This summary addresses only shares that are held as capital assets within the meaning of Section 1221 of the Code and does not address all of the tax consequences that may be relevant to stockholders in light of their particular circumstances or to certain types of stockholders subject to special treatment under the Code, including, without limitation, foreign stockholders, certain financial institutions, dealers in securities or commodities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, certain expatriates, persons who hold shares as a position in a “straddle” or as a part of a “hedging,” “conversion” or “constructive sale” transaction for United States federal income tax purposes, persons whose functional currency is not the United States dollar, persons who own, directly or by attribution, 10% or more of our common stock or persons who received their shares through the exercise of employee stock options or otherwise as compensation. In particular, except as otherwise specifically noted, this discussion applies only to “U.S. holders” (as defined below). This summary also does not address the state, local or foreign tax consequences of participating in the tender offer. For purposes of this discussion, a “U.S. holder” means:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

•	a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all of its substantial decisions.

If a partnership holds shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding shares should consult their tax advisors.

Holders of shares who are not U.S. holders should consult their tax advisors regarding the United States federal income tax consequences and any applicable foreign tax consequences of the tender offer and should also see Section 3 for a discussion of the applicable United States withholding rules and the potential for obtaining a refund of all or a portion of any tax withheld.

Stockholders are urged to consult their tax advisor to determine the particular tax consequences to them of participating or not participating in the tender offer.

Characterization of the Purchase. The purchase of shares by us under the tender offer will be a taxable transaction for U.S. federal income tax purposes. As a consequence of the purchase, a U.S. holder will, depending on the U.S. holder’s particular circumstances, be treated either as having sold the U.S. holder’s shares or as having received a distribution in respect of stock from us.

Under Section 302 of the Code, a U.S. holder whose shares are purchased by us under the tender offer will be treated as having sold its shares, and thus will recognize capital gain or loss, if the purchase:

•	results in a “complete termination” of the U.S. holder’s equity interest in Blair;

•	results in a “substantially disproportionate” redemption with respect to the U.S. holder; or

•	is “not essentially equivalent to a dividend” with respect to the U.S. holder.

Each of these tests, referred to as the “Section 302 tests,” is explained in more detail below.

If a U.S. holder satisfies any of the Section 302 tests explained below, the U.S. holder will be treated as if it sold its shares to us and will recognize capital gain or loss equal to the difference between the amount of cash received under the tender offer and the U.S. holder’s adjusted tax basis in the shares surrendered in exchange therefor. This gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the shares that were sold exceeds one year as of the date of purchase by us under the tender offer. Specified limitations apply to the deductibility of capital losses by U.S. holders. Gain or loss must be determined separately for each block of shares (shares acquired at the same cost in a single transaction) that is purchased by us from a U.S. holder under the tender offer. A U.S. holder may be able to designate, generally through its broker, which blocks of shares it wishes to tender under the tender offer if less than all of its shares are tendered under the tender offer, and the order in which different blocks will be purchased by us in the event of proration under the tender offer. U.S. holders should consult their tax advisors concerning the mechanics and desirability of that designation. Under the “wash sale” rules under Section 1091 of the Code, loss recognized on our shares sold pursuant to the tender offer will be disallowed to the extent the U.S. holder acquires our shares within thirty days before or after the date the shares are purchased pursuant to the tender offer and in that event, the basis and holding period will be adjusted to reflect the disallowed loss.

If a U.S. holder does not satisfy any of the Section 302 tests explained below, the purchase of a U.S. holder’s shares by us under the tender offer will not be treated as a sale or exchange under Section 302 of the Code with respect to the U.S. holder. Instead, the amount received by the U.S. holder with respect to the purchase of its shares by us under the tender offer will be treated as a dividend distribution to the U.S. holder with respect to its shares under Section 301 of the Code, taxable at ordinary income tax rates, to the extent it is paid from the current or accumulated earnings and profits (within the meaning of the Code) of Blair. To the extent the amount exceeds the U.S. holder’s share of the current and accumulated earnings and profits of Blair, the excess first will be treated as a tax-free return of capital to the extent, generally, of the U.S. holder’s adjusted tax basis in its shares and any remainder will be treated as capital gain (which may be long-term capital gain as described above). To the extent that a purchase of a U.S. holder’s shares by us under the tender offer is treated as the receipt by the U.S. holder of a dividend, the U.S. holder’s adjusted tax basis in the purchased shares will be added to any shares retained by the U.S. holder.

The determination of whether a corporation has current or accumulated earnings and profits is complex and the legal standards to be applied are subject to uncertainties and ambiguities. Additionally, whether a corporation has current earnings and profits can be determined only at the end of the taxable year. Accordingly, it is unclear whether all or any portion of the amount received by a U.S. holder with respect to the purchase of its shares by us under the tender offer that is not treated as a sale or exchange under Section 302 of the Code will constitute a dividend.

Constructive Ownership of Stock and Other Issues. In applying each of the Section 302 tests explained below, U.S. holders must take into account not only shares that they actually own but also shares they are treated as owning under the constructive ownership rules of Section 318 of the Code. Under the constructive ownership rules, a U.S. holder is treated as owning any shares that are owned (actually and in some cases constructively) by certain related individuals and entities as well as shares that the U.S. holder has the right to acquire by exercise of an option or by conversion or exchange of a security. Due to the factual nature of the Section 302 tests explained below, U.S. holders should consult their tax advisors to determine whether the purchase of their shares under the tender offer qualifies for sale treatment in their particular circumstances.

If a U.S. holder sells shares to persons other than us at or about the time the U.S. holder also sells shares to us pursuant to the tender offer, and the sales effected by the U.S. holder are part of an overall plan to reduce or terminate the U.S. holder’s proportionate interest in us, then the sales to persons other than us may be integrated with the U.S. holder’s sale of shares pursuant to the tender offer and, if integrated, should be taken into account in determining whether the U.S. holder satisfies any of the Section 302 tests explained below. U.S. holders should consult their tax advisors regarding the treatment of other sales of shares that may be integrated with the purchase of their shares by us pursuant to the tender offer.

We cannot predict whether or the extent to which the tender offer will be oversubscribed. If the tender offer is oversubscribed, proration of tenders under the tender offer will cause us to accept fewer shares than are tendered. Therefore, no assurance can be given that a U.S. holder will be able to determine in advance whether its disposition of shares pursuant to the tender offer will be treated as a sale or exchange or as a distribution in respect of stock from us.

Section 302 Tests. One of the following tests must be satisfied in order for the purchase of shares by us under the tender offer to be treated as a sale or exchange for U.S. federal income tax purposes:

•	Complete Termination Test. The purchase of a U.S. holder’s shares by us under the tender offer will result in a “complete termination” of the U.S. holder’s equity interest in us if all of the shares that are actually owned by the U.S. holder are sold under the tender offer and all of the shares that are constructively owned by the U.S. holder, if any, are sold under the tender offer or, with respect to shares owned by certain related individuals, the U.S. holder effectively waives, in accordance with Section 302(c) of the Code, attribution of shares which otherwise would be considered as constructively owned by the U.S. holder. U.S. holders wishing to satisfy the “complete termination” test through waiver of the constructive ownership rules should consult their tax advisors.

•	Substantially Disproportionate Test. The purchase of a U.S. holder’s shares by us under the tender offer will result in a “substantially disproportionate” redemption with respect to the U.S. holder if, among other things, the percentage of the then outstanding shares actually and constructively owned by the U.S. holder immediately after the purchase is less than 80% of the percentage of the shares actually and constructively owned by the U.S. holder immediately before the purchase (treating as outstanding all shares purchased under the tender offer).

•	Not Essentially Equivalent to a Dividend Test. The purchase of a U.S. holder’s shares by us under the tender offer will be treated as “not essentially equivalent to a dividend” if the reduction in the U.S. holder’s proportionate interest in us as a result of the purchase constitutes a “meaningful reduction” given the U.S. holder’s particular circumstances. Whether the receipt of cash by a stockholder who sells shares under the tender offer will be “not essentially equivalent to a dividend” is independent of whether or not we have current or accumulated earnings and profits and will depend upon the stockholder’s particular facts and circumstances. The IRS has indicated in a published revenue ruling that even a small reduction in the percentage interest of a stockholder whose relative stock interest in a publicly held corporation is minimal (for example, an interest of less than 1%) and who exercises no control over corporate affairs should constitute a “meaningful reduction.” U.S. holders should consult their tax advisors as to the application of this test in their particular circumstances.

Corporate Stockholder Dividend Treatment. If a corporate U.S. holder does not satisfy any of the Section 302 tests described above and we have current or accumulated earnings and profits, a corporate U.S. holder may, to the extent that any amounts received by it under the tender offer are treated as a dividend, be eligible for the dividends-received deduction under Section 243 of the Code. The dividends-received deduction is subject to certain limitations and may not be available if a corporate U.S. holder does not satisfy certain holding period requirements with respect to its shares or if its shares are treated as “debt-financed portfolio stock” within the meaning of Section 246A of the Code. In addition, any amount received by a corporate U.S. holder pursuant to the tender offer that is treated as a dividend may constitute an “extraordinary dividend” under Section 1059 of the Code. If any such amount were treated as an “extraordinary dividend,” a corporate U.S. holder would be required under Section 1059(a) of the Code to reduce its adjusted tax basis, but not below zero, in its shares by the non-taxed portion of the extraordinary dividend (i.e., the portion of the dividend for which a deduction is allowed) and, if such portion exceeds the corporate U.S. holder’s adjusted tax basis in its shares, to treat the excess as gain from the sale of such shares in the year in which the dividend is received. These basis reduction and gain recognition rules would be applied by taking account only of the corporate U.S. holder’s adjusted tax basis in the shares that were sold, without regard to other shares that the corporate U.S. holder may continue to own. Corporate U.S. holders should consult their own tax advisors as to the application of Sections 243, 246, 246A and 1059 of the Code to the tender offer, and to the tax consequences of dividend treatment in their particular circumstances.

Foreign Stockholders. Generally, the depositary will withhold United States federal income tax at a rate of 30% from the gross proceeds paid under the tender offer to a foreign stockholder (as defined in Section 3) or his agent, unless the depositary determines that an exemption from, or a reduced rate of, withholding tax is available under a tax treaty or that an exemption from withholding otherwise applies. See Section 3 for a discussion of the applicable United States withholding rules and the potential for a foreign stockholder being subject to reduced withholding and for obtaining a refund of all or a portion of any tax withheld.

Stockholders Who Do Not Receive Cash Under the Tender Offer. Stockholders whose shares are not purchased by us pursuant to the tender offer will not incur any tax liability as a result of the completion of the tender offer.

Backup Withholding. See Section 3 with respect to the application of United States federal backup withholding tax.

The discussion set forth above is included for general information only. Stockholders are urged to consult their tax advisor to determine the particular tax consequences to them of the tender offer, including the applicability and effect of state, local and foreign tax laws.

14.    Extension of the Tender Offer; Termination; Amendment.

We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the depositary and making a public announcement of such extension. We also expressly reserve the right, in our sole discretion, to terminate the tender offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of the termination or postponement to the depositary and making a public announcement of such termination or postponement. Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to amend the tender offer in any respect, including, without limitation, by decreasing or increasing the price to be paid for tendered shares or by decreasing or increasing the number of shares being sought in the tender offer. Amendments to the tender offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., Eastern Time, on the first business day after the last previously scheduled or announced expiration date. Any public announcement made pursuant to the tender offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of the change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law (including Rule 13d-4(e)(3) under the Exchange Act), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a press release through Business Wire or comparable service.

If we materially change the terms of the tender offer or the information concerning the tender offer, we will extend the tender offer to the extent required by Rules 13e-4(d)(2) and 13e-4(f)(1) under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or information concerning the tender offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. If (1) we increase or decrease the price to be paid for tendered shares or increase or decrease the number of shares being sought in the tender offer and, in the case of an increase in the number of shares being sought, the increase exceeds 2% of the outstanding shares of our common stock and (2) the tender offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 14, then, in each case, the tender offer will be extended until the expiration of a period of ten business days.

We will issue a press release by 9:00 a.m., Eastern Time, on the first business day after the expiration date announcing the expiration of the tender offer and the preliminary results of the tender offer, including the approximate number of shares tendered. Because of the difficulty in determining the number of shares properly tendered, including shares tendered by guaranteed delivery procedures, as described in Section 3, and not properly withdrawn, and because of the conditional tender procedure described in Section 6, we do not expect that we will be able to announce the final results of the tender offer, including the number of shares tendered and the proration factor, if any, or commence payment for any shares purchased under the tender offer until five to seven business days after the expiration date.

15.    Fees and Expenses.

We have retained Stephens Inc. to act as the dealer manager in connection with the tender offer. Stephens Inc. will receive reasonable and customary compensation for its services. We also have agreed to reimburse Stephens Inc. for reasonable out-of-pocket expenses incurred in connection with the tender offer, including reasonable fees and expenses of counsel, and to indemnify Stephens Inc. against certain liabilities in connection with the tender offer, including liabilities under the federal securities laws. Stephens Inc. has rendered various investment banking and other services to us in the past and may continue to render such services in the future, for which they have received, and may continue to receive, customary compensation from us. In the ordinary course of its trading and brokerage activities, Stephens Inc. and its affiliates may hold long or short positions, for their own accounts or for those of their customers, in securities of Blair.

We have retained Georgeson Shareholder Communications Inc. to act as information agent and Computershare Trust Company of New York to act as depositary in connection with the tender offer. The information agent may contact holders of shares by mail, telephone, or in person and may request brokers, dealers, commercial banks, trust companies and other nominee stockholders to forward materials relating to the tender offer to beneficial owners. The information agent and the depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by us for specified reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the tender offer, including certain liabilities under the federal securities laws.

No fees or commissions will be payable by us to brokers, dealers, commercial banks or trust companies (other than fees to the dealer manager and the information agent as described above) for soliciting tenders of shares under the tender offer. Stockholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender shares through such brokers or banks and not directly to the depositary. We, however, upon request will reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding the tender offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of Blair, the dealer manager, the information agent or the depositary for purposes of the tender offer. We will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares except as otherwise provided in this document and Instruction 7 in the Letter of Transmittal.

16.    Miscellaneous.

We are not aware of any jurisdiction where the making of the tender offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the tender offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the tender offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of us by the dealer manager or one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO, which contains additional information with respect to the tender offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 10 with respect to information concerning us.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares in the tender offer. You should rely only on the information contained in this Offer to Purchase and the related Letter of Transmittal and any document to which we have referred you. We have not authorized any person to give any information or to make any representation in connection with the tender offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely on that recommendation, representation or information as having been authorized by us or the dealer manager.

BLAIR CORPORATION

July 20, 2005

The Letter of Transmittal and certificates for shares and any other required documents should be sent or delivered by each stockholder or such stockholder’s broker, dealer, commercial bank, trust company or nominee to the depositary at one of its addresses set forth below.

The depositary for the tender offer is:

Computershare Trust Company of New York

By mail: Computershare Trust Company of New York Wall Street Station P.O. Box 1010 New York, NY 10268-1010	By hand delivery or overnight delivery: Computershare Trust Company of New York Wall Street Plaza 88 Pine Street, 19th Floor New York, NY 10005	By facsimile transmission (for eligible institutions only): (212) 701-7636 For confirmation call: (212) 701-7600

Any questions or requests for assistance may be directed to the information agent or the dealer manager at their respective telephone numbers and addresses set forth below. Requests for additional copies of this Offer to Purchase, the related Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the information agent at the telephone number and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer. To confirm receipt of shares, stockholders are directed to contact the depositary.

The information agent for the tender offer is:

Georgeson Shareholder Communications Inc.

17 State Street

10th Floor

New York, NY 10004

Bank and brokers call: (212) 440-9800

All Others Call Toll Free: (866) 729-6811

The dealer manager for the tender offer is:

Stephens Inc.

111 Center Street

Suite 2400

Little Rock, AR 72201

Call: (501) 377-2467

Call Toll Free: (800) 643-9691